Exhibit 99.1

Annual Information Form

Lake Shore Gold Corp.

For the year ended December 31, 2012

Dated as of March 22, 2013

Table of Contents

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1
CORPORATE STRUCTURE	2
NAME, ADDRESS AND INCORPORATION	2
INTERCORPORATE RELATIONSHIPS	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
THREE YEAR HISTORY	3
DESCRIPTION OF BUSINESS	6
GENERAL	6
RISK FACTORS	12
MINERAL PROJECTS	21
DESCRIPTION OF CAPITAL STRUCTURE	49
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	49
DIVIDEND POLICY	51
MARKET FOR SECURITIES	51
TRADING PRICE AND VOLUME	51
DIRECTORS AND OFFICERS	52
NAME, OCCUPATION AND SECURITY HOLDING	52
CONFLICTS OF INTEREST	57
AUDIT COMMITTEE	57
CHARTER	57
COMPOSITION OF THE AUDIT COMMITTEE	57
RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE	57
AUDIT COMMITTEE OVERSIGHT	57
PRE-APPROVAL POLICIES AND PROCEDURES	57
SERVICE FEES PAID TO EXTERNAL AUDITORS	58
LEGAL PROCEEDINGS	58
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	58
TRANSFER AGENTS AND REGISTRARS	58
MATERIAL CONTRACTS	58
INTERESTS OF EXPERTS	59
ADDITIONAL INFORMATION	60
GLOSSARY OF TERMS	61
CHARTER OF THE AUDIT COMMITTEE	1

All information in this Annual Information Form (“AIF”) is as of December 31, 2012, unless otherwise indicated.

All information stated to be incorporated by reference in the AIF is filed on the SEDAR website (www.sedar.com).

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this AIF including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission (the “SEC”).

Other than as specifically required by law, the Corporation does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Corporation’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Corporation’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Corporation’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Corporation’s current expectations.  The Corporation makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Corporation and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Corporation may carry on business in the future; business opportunities that may be presented to, or pursued by, the Corporation; the Corporation’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Corporation has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

CORPORATE STRUCTURE

Name, Address and Incorporation

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Corporation”) was formed through an amalgamation in the Province of British Columbia on July 7, 1987, under the name Iron Lady Resources Inc.  The Corporation changed its name to Takepoint Ventures Ltd. on August 25, 1993.  On June 25, 2002, the Corporation consolidated its share capital on the basis of one new share for every three old shares, changed its name to Consolidated Takepoint Ventures Ltd. and was continued under the Yukon Business Corporations Act.  On December 16, 2002, the Corporation completed a business reorganization and changed its name to “Lake Shore Gold Corp.”  On June 4, 2004, Lake Shore Gold was continued under the British Columbia Business Corporations Act and on July 18, 2008 the Corporation was continued under the Canada Business Corporations Act (the “Act”). On November 6, 2009 the Corporation acquired all of the issued and outstanding shares of West Timmins Mining Inc. (“WTM”) pursuant to a business combination agreement and subsequently, on January 1, 2012, Lake Shore Gold amalgamated under the Act with WTM.

The Corporation’s corporate head office and principal place of business is Suite 2000, 181 University Avenue, Toronto Ontario, M5H 3M7.  The Corporation also has offices at 1515 Government Road, Timmins, Ontario, and 5310 Hwy 101 West, Timmins, Ontario.  The Corporation is a reporting issuer in all Provinces in Canada, and a foreign private issuer as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) in the United States eligible to file disclosure documents pursuant to the multi-jurisdictional disclosure system of the Exchange Act (“MJDS”) adopted by the SEC.

Intercorporate Relationships

The following chart illustrates the organizational structure of the Corporation’s principal mineral properties as of the date of this AIF, including its only material subsidiary, together with the governing law of each company in the structure and the percentage of voting securities of the material subsidiary beneficially owned or over which control or direction is exercised by the Corporation. As used in this AIF, except as otherwise required by the context, reference to “Lake Shore Gold” or the “Corporation” means, collectively, Lake Shore Gold Corp. and its subsidiaries.

(1)                                 In accordance with Mexican law which requires corporations to have at least two shareholders, a 0.002% interest in Minera Golondrina S. de R.L. de C.V. is currently held by Frank Hallam in trust for Lake Shore Gold Corp.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

During the past three years, the Corporation has conducted mining and mineral production, development and exploration activities in Ontario and Québec, with the focus being its Timmins West Complex and Bell Creek Complex, both in Timmins, Ontario. The principal product and source of cash flow for Lake Shore gold is the mining and sale of gold.

In late 2007, the Corporation commenced work on an advanced underground exploration program. The program involved driving a ramp from surface and sinking a 710 metre shaft in order to expose and ultimately develop on mineralization in the Footwall, Ultramafic, Vein and Main Zones of the Timmins Deposit, as well as to support an underground diamond drilling program to both confirm and expand the mineralization and to identify new areas.  Following the business combination with WTM in November 2009, the Corporation commenced an advanced underground exploration program at the Thunder Creek Deposit, which involved drifting across to high-grade mineralization at Thunder Creek from the 200 Level of the Timmins Mine ramp and the 650 Level near the Timmins Mine shaft to facilitate development on the mineralization and to support an underground drilling program.

The shaft was completed to the 710 metre level early in 2010. Installation of the skips, loading pocket steel, hoist upgrades and surface dump infrastructure were completed by early May 2010, at which time the shaft was commissioned and the skipping of waste commenced. Initial work off the shaft involved access development on the 650 Level towards the Ultramafic 1(“UM1”) and 1a (“UM1a”) zones as well as ramping to the 630 and 610 Levels. The 630 Level access development was largely completed during the second quarter of 2010, including the silling of the initial stope test blocks between the 630 and 650 levels.  The 200 Level access drift from the Timmins Mine surface ramp reached the 300 Level at Thunder Creek Deposit near the end of June 2010.  In early November 2010, the drift to Thunder Creek from the 650 Level of the Timmins West Mine shaft reached the mineralization on the 730 Level and the cross-cutting of the mineralized zone commenced in mid-November.

Events that influenced the general development of the business over the past three years are described below.

2010

•                  Lake Shore Gold sold its 50% ownership interest in the Ti-pa-haa-kaa-ning Joint Venture to Northern Superior Resources Inc. (“Northern Superior”) in return for the issuance from treasury of 25,000,000 common shares of Northern Superior and warrants to purchase 12,500,000 Northern Superior common shares at a price of $0.30 per share for 5 years, which were subsequently exercised.

•                  Lake Shore Gold completed access ramps at the 200m level and 650m level, connecting the Timmins Deposit to the mineralized zones at the Thunder Creek Deposit.

•                  Lake Shore Gold completed the expansion of the Bell Creek Mill to a capacity of 2,000 tonnes per day.

•                  Lake Shore Gold’s Closure Plan for mine production at the Timmins Mine was filed by Ontario’s Ministry of Northern Development and Mines.

•                  Lake Shore Gold issued an initial resource estimate for the Bell Creek Mine containing 8,427,000 tonnes with an average grade of 4.40 grams per tonne Au (“gpt”) for a total of 1,192,900 contained ounces in the inferred category, and 1,790,000 tonnes at 4.36 gpt for 251,200 contained ounces in the measured and indicated categories. (See “Mineral Projects — Bell Creek Complex” below.)

•                  A total of 43,500 ounces of gold was produced from 2010 advanced exploration activities at the Corporation’s projects.

2011

•                  Lake Shore Gold declared commercial production at its Timmins Deposit, with a mining rate of 1,500 tonnes per day.

•                  Lake Shore Gold finalized a US$50 million, three-year corporate revolving credit facility with UniCredit Bank AG.

•                  Lake Shore Gold published resource estimates at its Marlhill and Vogel deposits increasing total resources at the Bell Creek Complex by 2,614,000 tonnes of both open pit and underground resources at a combined average grade of 2.17 gpt Au for 182,400 contained ounces in the indicated category and 1,459,000 tonnes at 3.60 gpt for 168,800 contained ounces in the inferred category.

•                  Lake Shore Gold acquired the Fenn-Gib project, located approximately 60 kilometres east of its Bell Creek Complex, from Barrick Gold Corporation, and subsequently published an open-pit resource estimate including 40.8 million tonnes grading 0.99 gpt for a total of 1.30 million contained Au ounces in the indicated category and 24.5 million tonnes at 0.95 gpt for a total of 0.75 million ounces in the inferred category.  Lake Shore Gold issued approximately 14.9 million shares to acquire the Fenn-Gib project.

•                  Lake Shore Gold’s common shares commenced trading on the NYSE MKT stock exchange on August 1, 2011.

•                  As a result of operational experience and updated information from drilling, the Corporation determined that mineralization at the Timmins Deposit was broader and at a lower grade than previously believed, and revised its plans for mining the mineralization to reflect the nature of the mineralization.

•                  The Corporation initiated a plan to expand the milling capacity of its Bell Creek Mill to 3,000 tonnes per day by the end of 2012.

•                  Lake Shore Gold entered into an option agreement with Revolution Resources Corp. (“Revolution”) relating to the Corporation’s Mexican property portfolio.  Revolution can earn an interest of up to 60% of the portfolio by incurring expenditures of $35 million on the properties and issuing stock to Lake Shore Gold, and can earn up to 100% by paying certain amounts to Lake Shore Gold based on discovery success and achieving certain other milestones. Revolution issued 5,713,740 common shares to Lake Shore Gold upon signing the agreement.

•                  Lake Shore Gold published resource estimates at its Thunder Creek Deposit, including an indicated resource of 2,877,000 tonnes at 5.64 gpt for 521,600 contained ounces of gold, and an inferred resource of 2,693,000 tonnes at 5.89 gpt for 510,000 contained ounces of gold.

•                  Lake Shore Gold produced 83,585 ounces of gold from all mineral deposits for the full year 2011.

2012

•                  Lake Shore Gold declared commercial production at the Bell Creek Mine and at the Thunder Creek Deposit of the Timmins West Mine (the Timmins Deposit, also part of the Timmins West Mine went in to commercial production as of January 1 2011).

•                  Lake Shore Gold entered into transactions with Franco-Nevada Corporation (“FNV”) pursuant to which FNV paid Lake Shore Gold US$35 million for a 2.25% net smelter returns royalty on mineral production from the Timmins West Complex, and $15 million for 10,050,591 common shares of the Corporation.

•                  Lake Shore Gold issued an updated resource estimate for its Bell Creek Mine with measured and indicated resources of 4,249,451 tonnes at a grade of 4.73 gpt for 646,431 ounces of gold, and inferred resources of 6,088,506 tonnes at a grade of 4.87 gpt for 953,845 ounces of gold (using a 2.2 gpt cut-off grade).

•                  Lake Shore Gold issued updated resource and reserve estimates for the Timmins West Mine, comprising both the Timmins Deposit and Thunder Creek Deposit.  The Company estimated probable reserves of 4,922,180 tonnes grading 5.21 gpt for 823,848 ounces of gold, indicated resources (inclusive of reserves) totaling 5,826,000 tonnes grading 5.99 gpt for 1,122,500 ounces of gold, and inferred resources of 4,272,000 tonnes grading 5.76 gpt for 791,500 ounces of gold.

•                  Lake Shore Gold issued updated resource estimates for the Gold River Trend project, comprising East Deposit and West Deposit, both of which are located approximately 4.0 kilometres south of the producing Timmins West Mine shaft, with indicated resources of 690,000 tonnes grading 5.29 gpt for 117,400 ounces of gold, and inferred resources of 5,273,000 tonnes at an average grade of 6.06 gpt for 1,027,800 ounces of gold.

•                  Lake Shore Gold entered into an agreement with Sprott Resource Lending Partnership for a credit facility (the “Facility”) totaling up to $70 million. The Facility involves two components, a US$35 million gold loan (the “Gold Loan”) maturing on May 31, 2015 and a standby line of credit (the “Standby Line”) for an additional $35 million. Only the Gold Loan portion was drawn in 2012.

•                  Lake Shore Gold issued $103.5 million principal amount of 6.25% convertible senior unsecured debentures maturing on September 30, 2017, the net proceeds of which were used to repay and extinguish the US$50 million revolving facility with UniCredit Bank AG and for general corporate purposes.

•                  Lake Shore Gold completed the first stage of its mill expansion, achieving a processing capacity of 2,500 tonnes per day, which represents an increase of 25% from the previous capacity of 2,000 tonnes per day.

•                  Lake Shore Gold produced 85,782 ounces of gold in 2012 (719,298 tonnes @ 3.9 grams per tonne).

2013

•                  Lake Shore Gold entered into a revised agreement with Revolution Resources Corp. to sell to Revolution 100% of the Corporation’s Mexican property portfolio, subject to certain net smelter returns royalties retained by Lake Shore Gold, for 20,000,000 common shares of Revolution, issuable on closing, and, on or before December 31, 2017, CDN$5,000,000 in cash or common shares valued at the greater of $0.20 and a five day volume weighted average trading price.

•                  Lake Shore Gold drew down the $35 million Standby Line under the Facility with Sprott Resource Lending Partnership.

•                  The second stage of Lake Shore Gold’s mill expansion, to a capacity of 3,000 tonnes per day, is scheduled for completion during the second quarter of 2013.

DESCRIPTION OF BUSINESS

General

Lake Shore Gold is a rapidly growing gold mining company anchored in the Timmins Gold Camp of Northern Ontario. With a current workforce of approximately 775 employees and contractors, the Corporation is working towards becoming a mid-tier gold producer through the successful development of a number of quality projects and exploration properties. The Corporation’s first mine, the Timmins West Mine, achieved commercial production at the Timmins Deposit effective January 1, 2011, with the adjacent Thunder Creek Deposit being placed into commercial production as of January 1, 2012.  The Bell Creek Mine achieved commercial production effective January 1, 2012.  Properties such as Fenn-Gib, 144, Gold River Trend, Marlhill, Vogel and Schumacher provide the Corporation with significant potential for future development projects and additional discoveries in Timmins in support of future growth. The Corporation’s production is delivered to its wholly-owned milling facility, located on the east side of Timmins, which has a current operating capacity of 2,500 tonnes per day with plans for further expansion to 3,000 tonnes per day by mid 2013. Lake Shore Gold also owns extensive land positions throughout other parts of the Abitibi Greenstone belt in Northern Ontario and Quebec, which provide attractive longer-term exploration potential.

Principal Properties

1.              Timmins West Complex

The Corporation’s Timmins West Complex covers an area of approximately 130 square kilometers and hosts the Corporation’s operating Timmins West Mine, exploration-stage projects at the Gold River Trend and 144, and a large area of highly prospective ground. All mineral production from the Timmins West Complex is subject to a 2.25% net smelter returns royalty in favour of Franco-Nevada Corporation (“FNV”).

a.              Timmins West Mine

The Timmins West Mine comprises the Timmins Deposit, which has been in commercial production since January 1, 2011, and the Thunder Creek Deposit, which was placed into commercial production on January 1, 2012.  Lake Shore Gold originally optioned a 50% interest in the Timmins Deposit property from Holmer Gold Mines Limited (“Holmer”) and later consolidated ownership of the Timmins Deposit property in 2004 through a business combination with Holmer. The Timmins Deposit property consists of a contiguous block of 23 claims (12 leased claims, which are grouped into two 21-year leases and 11 individual patented claims) covering approximately 395 hectares. All 23 claims cover both mining and surface rights. The Thunder Creek property is a 54-claim unit package adjacent to and southwest of the Timmins Deposit property. The Thunder Creek property was also originally held through a joint venture following the exercise of an option, and in November 2009 Lake Shore Gold completed a business combination with West Timmins Mining Inc. (“WTM”) consolidating ownership of the Thunder Creek property.

In March 2012, Franco-Nevada Corporation paid the Company $35 million for a 2.25% NSR royalty on the sale of minerals from the Timmins West Mine (and surrounding areas). In addition, there are several other royalties applicable to various land areas comprising the Timmins West Mine. Only one of these royalties, a 1% NSR royalty related to Thunder Creek, involves areas of known mineralization.

A total of 64,177 ounces of gold was produced at Timmins West Mine in 2012, which resulted from processing 536,949 tonnes at an average grade of 3.8 grams per tonne.

Among the work completed at the Timmins West Mine in 2012 were ramp development to the 790 Level at Timmins West, sill development in the UM and FW Zones on levels below the 650 Level, ramp development from the 370 Level at Thunder Creek down to the 395 Level, as well as ramping from the 730 Level at Thunder Creek to the 765 Level and up to the 660 Level.

During 2012, approximately 112,000 metres of definition and delineation drilling were completed at Timmins West Mine, of which, approximately 61,000 metres were at Timmins Deposit, with the remainder at Thunder Creek. Drilling was focused on increasing confidence with respect to the inferred resources and delineating near-term mining blocks.

b.              Gold River Trend

The Gold River Trend is an east-west trending mineralized deformation and alteration zone, traced for over 3 kilometres, located on the south side of the Timmins West sedimentary basin. The Gold River Trend is interpreted as a branch fault from the Destor Porcupine Fault.  The Gold River Trend varies from 50 to 200 metres in width and is dominated by strongly sheared and hydrothermally altered sedimentary and volcanic rocks which have been intruded by lenses of porphyry. Work to date indicates that at least 15 different zones of gold mineralization exist with potential for being defined as narrow high grade or wide bulk resources. In most cases the mineralization is closely associated with pyrite-arsenopyrite-ankerite-quartz veins.

In February 2012, the Corporation published a resource estimate for the Gold River Trend property that includes an indicated resource of 690,000 tonnes at 5.29 gpt for 117,400 contained ounces of gold, and an inferred resource of 5,273,000 tonnes at 6.06 gpt for 1,027,800 contained ounces of gold. The resources are contained within two deposits, the East Deposit and West Deposit and lie within approximately 4.0 kilometres of the Timmins West Mine shaft.

In addition to the royalty in favour of FNV, certain claims along the Gold River Trend are subject to net smelter returns royalties ranging from 2% to 5%.

c.               144 Property

The 144 Property consists of 34 staked claims covering approximately 4.0 kilometres of the same volcanic/ultramafic intrusive/sedimentary contacts found at the Timmins West Mine.  Drilling at 144 has intersected multiple zones of gold mineralization located along a 1.2 kilometre stretch of the contact and associated with porphyritic intrusions similar to those which host some of the broadest and highest grade intercepts from the Thunder Creek Deposit. Given the shallow nature of the drilling and that the grades and widths of mineralization increased with depth, the potential to expand the known mineralization within the initial 1.2 kilometre area, as well as to the north and along strike, is considered excellent.

In addition to the royalty in favour of FNV, certain claims in the 144 land package are subject to net smelter returns royalties ranging from 2% to 5%.

2.              Bell Creek Complex

The Bell Creek Complex is an area of approximately 32 square kilometers that includes the Bell Creek Mine and Mill as well as the contiguous Marlhill, Vogel and Schumacher properties, as well as numerous other projects at various stages of exploration.

a.              Bell Creek Mine

The Bell Creek Mine comprises 3 crown mining leases and 5 freehold patents. Mineral production from the Mine is subject to a 2% net smelter returns royalty in favour of Goldcorp.

In May 2009, the Company commenced an advanced exploration program at Bell Creek Mine mainly focused on de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a surface ramp at Bell Creek to connect to the underground mine workings. Commercial production was declared at the Bell Creek Mine as of January 1, 2012.

During the year ended December 31, 2012, a total of 21,605 ounces of gold was processed (182,350 tonnes at an average grade of 3.9 grams per tonne). Production in 2012 was primarily in the North A Deep, East and Main zones to the 595 Level.

The main ramp reached the 610m level at the end of 2012, for a total of 1,393 meters of ramp development completed in the year - resulting in a vertical advance of 110 metres. Development for longhole stope complexes continued in the North A Deep and North A East zone from 285 to 595 metre levels. The North A Deep ore zones have increased in strike length from 550m level down to 580 metre level increasing the number of mineable longhole stopes planned.

A total of approximately 27,000 metres of definition and delineation drilling was completed at the Bell Creek Mine during 2012, mainly focused on delineation drilling of the North A Deep Zone and parallel vein structures in the footwall and hangingwall (North A2, and north B Veins) from platforms on the 475 and 535 metre levels to a vertical depth of approximately 750 metres.

b.              Bell Creek Mill

The Bell Creek mill is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by a “Carbon-In-Pulp” (“CIP”) process for gold recovery. The mill also includes associated buildings and surface infrastructure, offices and an approved tailings area. The facility had been placed on care and maintenance in 2002.  At the beginning of 2009, the mill had been refurbished with an initial capacity of 800 tonnes per day and was subsequently refurbished to a capacity of 1,500 tonnes per day near the end of the third quarter of that year. The Mill was then expanded in 2010 to a capacity of 2,000 tonnes per day.

The Corporation is currently expanding the Bell Creek Mill to a capacity of 3,000 tonnes per day. The expansion is being completed in two phases. The first phase was completed during the fourth quarter of 2012. As a result of completing this phase, capacity at the mill has been increased 25% to 2,500 tonnes per day. The second phase, to take the mill’s capacity to 3,000 tonnes per day, is expected to be completed during the second quarter of 2013.

c.               Vogel/Schumacher

The Vogel/Schumacher properties cover approximately 1.6 kilometres between Goldcorp Inc.’s high-grade Hoyle Pond Mine and Lake Shore Gold’s Bell Creek Mine.  Gold mineralization at Vogel/Schumacher is hosted by a sequence of variably altered and veined steeply south dipping mafic volcanics. The alteration and veining occurs in two main forms either steeply dipping zones at the contact with ultramafic volcanics or as flat vein systems within the mafic volcanics.

Gold mineralization occurs in eight zones which are associated with quartz veining, pyrite mineralization and ankerite/albite/sericite alteration. Mineralized/altered zones vary from less than a metre to in excess of 20m in width. Gold values are associated with the quartz veining, the mineralized alteration envelopes about the veins and intervals of increased pyrite content. Modelling and resource estimation shows the presence of both a broad lower grade resource that could be suitable for an open pit and a narrower style of mineralization that would be more amenable to underground mining.

In May 2011, Lake Shore Gold published an estimate of both open pit and underground resources for the Vogel/Schumacher deposit that included an indicated mineral resource of 2.2 million tonnes at an average grade of 1.75 gpt containing 125,000 ounces of gold, and inferred mineral resources of 1.5 million tonnes grading 3.60 gpt containing 168,800 ounces of gold. The deposit remains open down-dip.

Both Vogel and Schumacher are subject to royalties on mineral production of up to 3% of net smelter returns.

d.              Marlhill

The Marlhill property is located north-east of the Bell Creek Mine and is a former producing mine. In May 2011, Lake Shore Gold released an estimate for the Marlhill property of indicated resources of 395,000 tonnes at an average grade of 4.52 gpt for 57,400 contained ounces of gold. The resources are at shallow depths, mainly above the 360 metre level. All resources at Marlhill were estimated assuming an underground mining scenario. The resource estimate was for the M1 vein only and was prepared using historical drill information. Lake Shore Gold has completed only limited drilling at Marlhill.

Previous diamond drilling programs conducted by former operators at Marlhill have been successful in tracing the M1 vein, the primary vein identified and mined previously, to a strike length of 500 metres to 600 metres and to a vertical depth of 400 metres to 500 metres from surface. The current resource for the Marlhill deposit, incorporating the M1 vein only, extends to an approximate depth of 360 metres, while historic mining extended to a depth of only 150 metres. Based on work to date, neither the depth extent of the M1 Zone at Marlhill nor the extent along strike has been defined. The mineralization at Marlhill is located within 700 — 800 metres of the Bell Creek Mine, making it readily accessible using the Bell Creek Mine infrastructure.

Any mineral production from the Marlhill property is subject to a 2% net smelter returns royalty in favour of Goldcorp.

3.              Fenn-Gib

The Fenn-Gib Project is located approximately 60 kilometres east of Timmins and 20 kilometres east of Matheson. The Project consists of 171 mining claims, patents and leases covering approximately 29 square kilometres. Geologically, Fenn-Gib lies along the east extension of the Destor Porcupine Fault Zone (“DPFZ”) and Pipestone Fault Zone (“PFZ”), near a major change in trend from southeasterly to east—west which is interpreted as a major dilatent zone. Associated with the interpreted dilatent zone are a number of syenitic intrusions and a major east-west trending Arrow fault. Fenn-Gib overlies a southeast trending contact between mafic volcanic (Kidd Munroe Assemblage) and sedimentary rocks (Hoyle Group) which follows the trend of the PFZ and has been intruded by a series of mafic to syenitic intrusions. A portion of the land position being acquired lies approximately four kilometres to the south of the main Fenn-Gib Project and covers 6 kilometres of strike length along the DPFZ. This land position, called Guibord Main, contains a mixture of mafic to ultramafic volcanics, which have also been intruded by syenite. This geologic setting has some strong similarities to the geology found west of Timmins where Lake Shore Gold is in commercial production at its Timmins West Mine.

In November 2011, Lake Shore Gold published a resource estimate for the Fenn-Gib project that included an indicated resource of 40.8 million tonnes grading 0.99 gpt for a total of 1.30 million contained ounces of gold, and an inferred resource of 24.5 million tonnes at 0.95 gpt for a total of 0.75 million contained ounces of gold. Most of the resources are in the Main Zone, which is located in the northern portion of the Fenn-Gib property. Mineralization in the Main Zone consists of broad disseminated mineralization surrounding a distinct flexure of the PFZ and mafic volcanic-sedimentary contact where it has been intruded by mafic and syenitic intrusive rocks. The most common style of gold mineralization consists of quartz-carbonate veins, stringers and breccias hosted within intensely altered volcanic rocks and syenitic intrusions with lesser amounts being associated with fine crystalline pyrite in altered sediments and volcanic rocks.

Certain claims in the Fenn-Gib land package are subject to net smelter returns royalties ranging from 2% to 3%.

Production

Lake Shore Gold generates revenue through the extraction and sale of gold from its mineral properties.  Commercial gold sales during 2012 totaled 79,742 ounces for gold revenues of $133 million.  Commercial gold sales during 2011 totaled 43,045 ounces for gold revenues of $66 million. All gold sales were to arm’s length institutional purchasers.

Lake Shore Gold produces gold from underground mineral deposits at the Timmins West Mine and the Bell Creek Mine.

At the Timmins West Mine, the primary access to the underground workings and transfer of ore and waste to surface is via an existing production shaft. The shaft, sunk in close proximity to the Timmins Deposit, penetrates to 710 meters below surface. The 5.5.m concrete lined shaft includes two 12 tonne capacity skip compartments, a service cage compartment and a service compartment for piping and electrical services.

There is an existing 5.0 metre wide by 5.0 metre high ramp that extends from surface at the Timmins Deposit to the 290 metre level.  In the lower part of the Timmins Deposit, a ramp from 480 metre level is currently at 810 metre level.  Two connections exists between the Timmins and Thunder Creek deposits: a haulage ramp from the shaft at the 200 metre level at the Timmins Deposit connects to the Thunder Creek Deposit at the 300 metre level; and a haulage ramp extending from the 650 metre level at the Timmins Deposit connects to the Thunder Creek Deposit at the 730 metre level.  At the Thunder Creek Deposit, a ramp extends from the 280 metre level to the 395 metre level.  In the lower part of Thunder Creek a ramp from the 660 metre level extends to the 765 metre level. Currently, the total depth of the Timmins West Mine is approximately 765 meters.

Broken ore and waste rock at Timmins West Mine are hauled primarily to separate ore and waste dumps/rockbreaker arrangements near the shaft at 650L.  Broken material is dumped onto grizzlies and sized through 0.35 metre by 0.35 metre grizzly openings with stationary hydraulic rockbreakers. The product is then gravity fed into the loading pocket and loaded into 12 tonnes skips for hoisting to surface.

At the Bell Creek Mine the primary access to the underground workings is via the existing portal and main ramp from surface. The main ramp is 5.0 metre wide by 5.0 metre high and currently extends to the 610L. There is an existing 6.3 metre by 2.6 metre rectangular, three-compartment timbered shaft. The shaft is 290 metres deep. A main shaft station exists at the 240L. The headframe and hoisting facilities remain in place, but are currently not being used. Material at Bell Creek Mine is drawn out by scoop trams and trucked to surface up the ramp.

Sale of Gold

There is a worldwide gold market into which Lake Shore Gold sells gold. As a result, the Corporation will not be dependent on a particular purchaser for its sales of gold, and the Corporation is not required to undertake any marketing efforts in order to sell its gold, provided that it is selling the gold at the prevailing market price. The Corporation produces gold doré bars at its Bell Creek Mill.  Because doré is an alloy consisting primarily of gold but also containing silver and other metals, doré bars are sent to refiners to produce bullion that meets the required market standard of 99.99% pure gold.  All gold doré produced by the Bell Creek Mill is shipped to Johnson Matthey Ltd. for processing at its refinery in Brampton, Ontario,

Canada. Once the gold is refined, Lake Shore Gold actively manages sales by soliciting offers from arm’s length institutional purchasers for a specified number of ounces of gold (and any silver byproduct resulting from the refining process).  Ownership of the refined gold and any silver is transferred to the purchaser at the refinery.  Lake Shore Gold does not currently undertake any hedging activity.

Specialized Skill and Knowledge

The skill and knowledge required to develop a producing mine includes experience in exploration, development, construction, mine operations, metallurgical processing and environmental compliance. Lake Shore Gold employs a number of technical personnel with relevant experience, education and professional designations, and constantly evaluates the need for additional employees with particular expertise.  In addition, from time to time, as necessary, Lake Shore Gold engages professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines as consultants.  Lake Shore Gold endeavours to maintain attractive remuneration and compensation packages in order to attract and retain personnel with the necessary qualifications, skills and experience, and to date has been able to meet the Corporation’s staffing requirements.

Competitive Conditions

The mining industry is intensely competitive and Lake Shore Gold must compete in all aspects of its operations with other mining companies, including many large established mining companies having substantial capabilities and greater financial and technical resources than Lake Shore Gold. As a result, Lake Shore Gold may be at a disadvantage with respect to the acquisition and development of mining properties. Lake Shore Gold also competes with other mining companies for qualified employees. Significant growth in the mining industry over the past several years has greatly increased the demand for experienced miners and qualified technical personnel. The ability to attract and retain appropriate personnel is a critical issue in the timeliness of development of the Corporation’s assets and business, and the failure to do so could result in delays in the Corporation’s plans.

Components

Lake Shore Gold sources machinery, parts and services from local businesses wherever possible, but also procures components from large national and multinational suppliers to the mining industry. The Corporation orders mine inventory items, mill components, consumables, and other items that are necessary for continued operation in advance to ensure delivery when needed to avoid production or development delays.  Both the Bell Creek Mine and Timmins West Mine are located near the City of Timmins, with ready access to both sites by provincial highways.  The City of Timmins also has an airport through which smaller cargo is regularly transported.

Cycles

The gold mining and exploration business is highly dependent on the price of gold, which is set by market forces and factors beyond the cost of production and has historically been volatile. Since the Corporation does not have control over the selling price of its production, a decrease in the market price of gold will negatively affect the Corporation’s revenues.

Environmental Protection

Lake Shore Gold’s mining and milling operations are regulated by licenses issued by the Province of Ontario allowing the Corporation to: (i) draw fresh water from local rivers; (ii) store waste material and tailings from mining and milling operations in containment ponds built and maintained by the Corporation; (iii) discharge treated water to local waterways; and (iv) release emissions into the air.  The activities governed by these licences are important to the regular mining activities of the Corporation, and the loss of a licence or the failure to obtain new licences when required could stop or delay the Corporation’s activities or plans.  The terms of Lake Shore Gold’s licences are similar to those of other mining companies operating near the Corporation’s properties, and do not place Lake Shore Gold at a competitive disadvantage compared to other mining companies.

Environmental monitoring data is maintained, and environmental incidents and accidents are reported and addressed immediately. The cost of regular compliance with environmental controls is not significant, but a significant accident resulting in the discharge of contaminants to the environment could result in significant clean up costs and penalties, which would have a material effect on the Corporation’s financial position.  The Ministry of the Environment in Ontario has initiated proceedings under the Ontario Water Resources Act against the Corporation for alleged infractions of certain of its permits but the allegations have yet to be adjudicated.  The quantum of any penalty, should the Corporation ultimately be found to have committed an infraction, cannot be determined at present, but would not be expected to be material to the Corporation’s financial position or ability to continue operations.

Lake Shore Gold continuously strives to improve its environmental performance, and will spend approximately $2.5 million this year on environmental matters related to water management.  Known future environmental obligations relate to mine reclamation and closure activities. These activities are site specific and are governed by the Closure Plans filed with the Ontario Ministry of Northern Development and Mines. Lake Shore Gold has already provided for the estimated costs of closure by posting letters of credit with the MNDM.

Employees

Lake Shore Gold had 535 employees at the end of 2012, and 240 contractors working at its sites.

Social and Environmental Policies

Lake Shore Gold is committed to the long-term well-being of the communities in which it operates.  Lake Shore Gold is sensitive to concerns regarding the activities carried on by mining companies and works with communities and organizations to alleviate those concerns.  Lake Shore Gold regularly consults with local First Nation communities in respect of its projects, and has entered into an Impact and Benefits Agreement in respect of the Timmins West Complex that provides for education and training of First Nations’ members, employment opportunities, environmental care, and collaborative business opportunities.  Lake Shore Gold is working on implementing a similar arrangement with First Nations in respect of the Bell Creek Complex.

Risk Factors

The following is a brief description of those distinctive or special characteristics of Lake Shore Gold’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, Lake Shore Gold’s financial performance, business and operations.

Dependence on Timmins West Mine and Bell Creek Mill

Lake Shore Gold’s operations at the Timmins West Mine will account for the majority of the Corporation’s production for the foreseeable future, all of which will be processed at the Bell Creek Mill.  Any adverse condition affecting mining or milling conditions at the Timmins West Mine or the Bell Creek Mill could be expected to have a material adverse effect on the Corporation’s financial performance and results of operations. The Corporation also anticipates using revenue generated by its operations at the Timmins West Mine in the future to finance a substantial portion of the exploration and capital expenditures required at its development projects.  Unless the Corporation can successfully bring into production other mineral projects on its existing properties, or otherwise acquire gold-producing assets, the Corporation will be dependent on the Timmins West Mine for the majority of its gold production and revenues. Further, there can be no assurance that the Corporation’s current exploration and development programs at its properties will result in any new economically viable mining operations or yield new mineral resources to replace and expand current mineral resources.

Uncertainty of Production Estimates

The Corporation’s gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts or flooding, or as a result of other operational difficulties. In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, mineral grades are lower than expected, the physical or metallurgical characteristics of the minerals are less amenable than expected to mining or treatment, or dilution increases. Accordingly, there can be no assurance that the Corporation will achieve current or future production estimates.

Mineral Exploration, Development and Production Activities Inherently Risky

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored are ultimately developed into production and there is a risk that none of the Corporation’s properties, other than the Timmins West Mine and Bell Creek Mine, will ultimately be developed into mines.  Among the many uncertainties inherent in any gold exploration and development program are the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities.  Other risks involved in extraction operations and the conduct of exploration programs include unusual or unexpected formations, formation pressures, seismic activity, fires, power outages, labour disruptions, flooding, explosions, rock bursts, cave-ins, landslides, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment including fuel, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum, and adverse weather conditions and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.  Although Lake Shore Gold carries liability insurance with respect to its mineral exploration operations, Lake Shore Gold may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Corporation’s current or future exploration and development programs will result in any new economically viable mining operations or yield new mineral reserves.

Uncertainty of Mineral Resources and Reserves

The figures for mineral resources and reserves stated in this AIF, or in the documents incorporated by reference, are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  Market price fluctuations of gold, in addition to increased production costs or reduced recovery rates may render resources uneconomic.  Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause any mining operation to be unprofitable in any particular accounting period.

Until mineral reserves or mineral resources are actually mined and processed, mineral resource and mineral reserve grades must be considered as estimates only.  In addition, mineral reserves and mineral resources may vary depending on, among other things, metal prices and currency exchange rates.  Any material change in mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the properties.  In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Corporation’s mineral projects, other than the Timmins West Mine and Bell Creek Mine, which are in commercial production, are in the exploration stage. Until mineral resources on these exploration properties are categorized as mineral reserves, the known mineralization at these projects is not determined to be economic. The Corporation’s ability to put its exploration properties into production will be dependent upon the results of further drilling and evaluation. There is no certainty that expenditures made in the exploration of the Corporation’s mineral properties will result in the identification of commercially recoverable quantities of ore or that mineral reserves will be mined or processed profitably. Greater assurance will require completion of comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic.

Risk of Project Delay

There are significant risks that the commencement and completion of construction of a mine on any of the Corporation’s properties could be delayed due to circumstances beyond the Corporation’s control. Such risks include delays in obtaining environmental and construction authorizations and permits, delays in finalizing all necessary detailed engineering and construction contracts, as well as unforeseen difficulties encountered during the construction process.

The Corporation May Not Meet Key Production and Other Cost Estimates

A decrease in the amount and a change in the timing of the production outlook for the Corporation will directly impact the amount and timing of the Corporation’s cash flow from operations. The actual impact of such a decrease on the Corporation’s cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the amount or timing of these projected cash flows that would occur due to production shortfall, changes in prices or costs, labour disruptions, or reduced availability of required equipment or suppliers may require that the Corporation seek additional financing to fund operational or capital expenditures.

Global Financial Condition

Global financial conditions in recent years have been characterized by weakness and uncertainty, and access to public financing has been negatively impacted by disruptions in the credit and capital markets. These factors may impact the ability of the Corporation to obtain equity or debt financing in the future on terms favourable to the Corporation.  Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be significant or prolonged, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of its common shares may be adversely affected.

Fluctuation of Mineral Prices

The success of the Timmins West Mine, Bell Creek Mine, and the Corporation’s other properties will be primarily dependent on the future price of gold.  Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of the Corporation.  Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world.  The price of gold has fluctuated widely in recent years, and future serious price declines could cause continued development of, and commercial production from, the Corporation’s properties to be impracticable or uneconomic.  Depending on the price of gold, projected cash flow from planned mining operations may not be sufficient and the Corporation could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties.  Future production from the Corporation’s mining properties is dependent on gold prices that are adequate to make these properties economically viable.  Lake Shore Gold does not engage in any hedging activity and is fully exposed to changes in the gold price.

Furthermore, recalculating reserve and resource estimates and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Corporation’s investment in mining properties and increased amortization, reclamation and closure charges.  In addition to adversely affecting the Corporation’s mineral resource and reserve estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency Fluctuations

Currency fluctuations may affect the costs the Corporation incurs in its operations and may affect the Corporation’s operating results and cash flows. Gold is sold throughout the world based principally on the U.S. dollar price, but the Corporation’s operating and capital expenses are incurred in Canadian dollars. The appreciation of the Canadian dollar against the U.S. dollar can reduce the Corporation’s revenues relative to the costs at the Corporation’s operations, making such operations less profitable.  Lake Shore Gold does not engage in any hedging activity and is fully exposed to changes in exchange rates.

Fluctuations in External Factors Affecting Costs

The Corporation’s production costs are dependent on a number of factors, including refining charges, production royalties based on the price of gold, and the cost of inputs used in mining operations, including equipment, labour (including contractors), steel, chemical reagents and energy. All of these factors are beyond the Corporation’s control. If the Corporation’s total production costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Corporation may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

History of Net Losses; Uncertainty of Additional Financing

Prior to January 1, 2011, the Corporation had not recorded any revenues from operations nor had the Corporation operated in commercial production on any property. Despite the commencement of commercial production at the Timmins Deposit on January 1, 2011, and at Thunder Creek and Bell Creek Mine on January 1, 2012, there can be no assurance that significant losses will not continue to occur or that the Corporation will be profitable in the future.  There is no assurance that Lake Shore Gold’s operations will ever provide a return on investment in the future. The Corporation has not paid dividends in the past and has no current plans to pay dividends in the future.

The Corporation’s operating expenses and capital expenditures may increase with mining activities at Timmins West Mine and Bell Creek Mine, and advancing exploration, development and commercial production of other properties in which the Corporation has an interest. The Corporation may continue to incur losses unless and until such time as it generates sufficient revenues from commercial production to fund all of its continuing operations. The development of the Corporation’s properties will require the commitment of substantial resources.

The Corporation may require additional financing from external sources in order to fund future capital and operating costs.  There can be no assurance that such financing will be available to the Corporation or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Corporation, the interests of shareholders in the net assets of the Corporation may be diluted.  Any failure of the Corporation to obtain required financing on acceptable terms could have a material adverse effect on the Corporation’s financial condition, results of operations and liquidity and require the Corporation to cancel or postpone planned capital investments.

Limitations under Credit Facility

The Corporation’s secured credit facility limits, among other things, the Corporation’s ability to permit the creation of certain liens, make investments, dispose of the Corporation’s material assets or, in certain circumstances, pay dividends. In addition, the credit facility limits the Corporation’s ability to incur additional indebtedness and requires the Corporation to maintain specified financial ratios and meet financial condition covenants. Events beyond the Corporation’s control, including changes in general economic and business conditions, may affect the Corporation’s ability to satisfy these covenants, which could result in a default under one or both of the credit facilities or the notes. As of the date of this AIF, the Corporation has fully drawn the credit facility. If an event of default under the credit facility occurs, the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. An event of default under the credit facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Corporation may not have sufficient funds to repay amounts owing under such agreements.

Uncertainty in Executing, Managing and Integrating Acquisitions

The Corporation occasionally evaluates opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Corporation’s business and may expose the Corporation to new geographic, political, operating, financial or geological risks. The Corporation’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Corporation. Any acquisition would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Corporation’s ongoing business; the inability of management to maximize the financial and strategic position of the Corporation through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Corporation may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Corporation to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Mining Licenses

Certain agreements pursuant to which Lake Shore Gold acquired or may acquire interests in certain properties provide that Lake Shore Gold must make a series of payments in cash and/or common shares over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures.  If Lake Shore Gold fails to make such payments or expenditures in a timely fashion, Lake Shore Gold may lose its interest in those properties.  Further, with respect to any exploration property, Lake Shore Gold may not be able to obtain the necessary licenses or permits to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on such properties.

Lake Shore Gold has Limited Mineral Reserves

Mineral resources are inventories of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors.  Additional work is required before Lake Shore Gold can demonstrate whether any of its current mineral resources may be economically viable and if any of its properties other than the Timmins West Complex and the Bell Creek Complex have a body of commercially viable ore. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Lake Shore Gold makes on its properties do not result in discoveries of mineralization that can be economically recovered, the value of exploration and acquisition expenditures may be lost and the value of Lake Shore Gold stock will be negatively impacted.

The Corporation made the decision to place both the Thunder Creek Deposit and the Bell Creek Mine into commercial production as of January 1, 2012.  Those decisions were made on the basis of estimates of mineral resources, and without an estimate of mineral reserves.  While the Corporation has now issued estimates of mineral reserves for both deposits, the Corporation has not prepared feasibility studies for either the Timmins West Mine or the Bell Creek Mine.  Feasibility studies typically serve as the basis for a production decision, demonstrating with a higher degree of certainty that extraction is reasonably justified (economically mineable).  The decision to proceed without these comprehensive studies of the mineral projects carries significant risks as a result of the lower level of confidence of the information used, which could lead to either or both higher production costs and lower production levels.  If the Corporation is unable to realize sufficient profit from its gold mining operations to support the costs of sustaining the Corporation, the Corporation would incur losses and any investment in the Corporation could be negatively affected.

Title Risks

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, the mineral property may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the properties in which the Corporation has an interest, which, if successful, could result in the loss or reduction of the Corporation’s interest in the properties.

Although title to its material properties has been reviewed by or on behalf of Lake Shore Gold, no assurances can be given that there are no title defects affecting the properties.  Title insurance generally is not available for mining claims in Canada and Lake Shore Gold’s ability to ensure that it has obtained secure claim to individual mineral properties may be severely constrained.  Lake Shore Gold has not conducted surveys of all of the claims in which it holds direct or indirect interests, therefore, the precise area and location of such claims may be in doubt.  The properties may be subject to prior unregistered liens, agreements, transfers or claims including native land claims, and title may be affected by, among other things, undetected defects.  In addition, Lake Shore Gold may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Obligations and Potential Liabilities with Respect to Acquired Properties

Under agreements for the acquisition of existing and future properties, Lake Shore Gold has assumed or may assume liabilities relating to the mineral properties, surface buildings, mill and tailings, past, present and future. While Lake Shore Gold conducts due diligence with a view to determining, among other things, what these obligations and liabilities may be, there is no assurance that Lake Shore Gold has been or will be able to determine accurately the existence or extent or potential cost of any such obligations and liabilities. Failure to determine adequately or at all the existence or extent or potential cost of any such obligations and liabilities could, in the future, have a material adverse impact on Lake Shore Gold’s profitability, business prospects, results of operations and financial condition.

Environmental Risks

Mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production.  Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive.  Lake Shore Gold cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (even if inadvertent) or environmental pollution will not materially and adversely affect its financial condition and its results from operations.  The Ministry of the Environment in Ontario has initiated proceedings under the Ontario Water Resources Act against the Corporation for alleged infractions of certain of its permits but the allegations have yet to be adjudicated.  While the quantum of any penalty, should the Corporation ultimately be found to have committed an infraction, cannot be determined at present and would not be expected to material to the Corporation’s financial position or ability to continue operations, there can be no guarantee with respect to the result of the proceedings.

Previous mining operations may have caused environmental damage at certain of Lake Shore Gold’s properties.  It may be difficult or impossible to assess the extent to which such damage was caused by Lake Shore Gold or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations.  Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.  Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Risks Associated with Joint Venture Agreements

Lake Shore Gold’s interests in various of its properties may, in certain circumstances, become subject to the risks normally associated with the conduct of joint ventures. In the event that any of Lake Shore Gold’s properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Lake Shore Gold’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Lake Shore Gold’s business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Third Party Reliance

Lake Shore Gold’s rights to acquire an interest in certain resource properties may have been granted by third parties who themselves held only a lease or an option to acquire such properties.  If such persons fail to fulfill their obligations, Lake Shore Gold could lose such interest in the properties and may have no meaningful recourse, as it may not have any direct contractual arrangements with the underlying property holders.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of Lake Shore Gold, including exploration, development activities and commercial production are and will be governed by laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  Lake Shore Gold has received all necessary permits for the mining operations and the exploration and development work it is presently conducting, but there can be no assurance that all permits, if any, which Lake Shore Gold may require for future exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which Lake Shore Gold may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions.  Lake Shore Gold may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.  Lake Shore Gold is not currently covered by any form of environmental liability insurance.  See “Insurance Risk” below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration and development companies, or more stringent implementation thereof, could have a material adverse impact on Lake Shore Gold and cause increases in capital expenditures or require abandonment of, or delays in, exploration.

Insurance Risk

The Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes or slowdowns, unusual or unexpected geological conditions, ground or stope failures, cave-ins, changes in the regulatory environment or laws, and natural phenomena such as inclement weather conditions, floods and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although the Corporation maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all potential risks associated with its operations.  The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms.  The Corporation might also become subject to liability for pollution or other hazards which may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Competition

The Corporation’s business is intensely competitive, and the Corporation competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for: (i) mineral rich properties which can be developed and produced economically; (ii) the technical expertise to find, develop, and produce such properties; (iii) the labour to operate the properties; and (iv) the capital for financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Corporation. Such competition may result in the Corporation being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Corporation’s inability to compete with other mining companies could have a material adverse effect on the Corporation’s results of operations.

Dependence on Key Management and Employees

The success of the operations and activities of Lake Shore Gold is dependent to a significant extent on the efforts and abilities of its management, key employees and outside contractors. Relationships between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Corporation operates. Changes in applicable legislation or in the relationship between the Corporation and its employees or contractors may have a material adverse effect on the Corporation’s business, results of operations and financial condition.  The Corporation’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of key management personnel. The loss of the services of one or more of these individuals could adversely affect Lake Shore Gold’s profitability, results of operations and financial condition. The Corporation faces significant competition for qualified personnel and there can be no assurance that the Corporation will be able to attract and retain such personnel.  The Corporation does not hold key person insurance on any of these individuals.

Volatility of Market Price of Securities

The trading price of the Corporation’s common shares has been and may continue to be subject to large fluctuations which may result in losses to investors.  The trading price of the Corporation’s common shares may increase or decrease in response to a number of events and factors, including:

•                  changes in the market price of gold;

•                  current events affecting the economic situation in Canada, the United States and elsewhere;

•                  trends in the mining industry and the markets in which the Corporation operates;

•                  changes in financial estimates and recommendations by securities analysts;

•                  acquisitions and financings;

•                  quarterly variations in operating results;

•                  the Corporation’s inability to achieve its guidance or meet expectations of market participants;

•                  the operating and share price performance of other companies that investors may deem comparable; and

•                  purchases or sales of blocks of the Corporation’s common shares.

Wide price swings are currently common in the markets on which the Corporation’s securities trade. This volatility may adversely affect the prices of the Corporation’s common shares regardless of the Corporation’s operating performance.  As well, there can be no assurance that an active market for the securities of the Corporation will be sustained.

Impairment of Assets.

In accordance with IFRS, Lake Shore Gold capitalizes certain expenditures and advances relating to its mineral projects. From time to time the carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

Events that could, in some circumstances, lead to an impairment include, but are not limited to, shutting down a facility or operation, abandoning a development project, the denial of a permit, or the Corporation’s market capitalization being less than the carrying amounts of its mining properties and plant equipment.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the definition of cash generating units. It is possible that that the actual fair value could be significantly different from those assumptions, and changes in the assumptions will affect the recoverable amount of the mining interests.  In the absence of any mitigating valuation factors, the Corporation’s failure to achieve its valuation assumptions or declines in the fair values of its cash generating units or other assets may, over time, result in impairment charges.

If Lake Shore Gold determines that an asset is impaired, the Corporation will charge against earnings any difference between (i) the carrying amount of the assets and (ii) the estimated fair value less cost to sell of those assets. Any such charges could have a material adverse effect on Lake Shore Gold’s results of operations.

Conflicts of Interest

Certain directors and officers of the Corporation are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors and officers of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest that they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter in accordance with the Canada Business Corporations Act. See “Interest of Management and Others in Material Transactions”.

Mineral Projects

Timmins West Mine

Brian Buss, P. Eng., Robert Kusins, P. Geo., David H.R. Powers, H.B.Sc., P.Geo., Ralph Koch, P. Geo., and Dean Crick, P. Geo., prepared a technical report in accordance with NI 43-101, entitled “Prefeasibility and Mineral Reserve Estimate for Timmins West Mine, Timmins, Ontario, Canada,”, dated May 14, 2012 (the “Timmins West Mine Report”).  Brian Buss, Robert Kusins, David H.R. Powers, Ralph Koch, and Dean Crick are each qualified persons under NI 43-101. The following description of the Timmins West Mine has been summarized, in part, from the Timmins West Mine Report and readers should consult the Timmins West Mine Report to obtain further particulars regarding the Timmins West Mine.  The Timmins West Mine Report is available for review electronically on SEDAR at www.sedar.com under Lake Shore Gold’s profile.

All scientific and technical information in this summary has been prepared under the supervision of Natasha Vaz, P.Eng, Director of Technical Services and Project Evaluation for Lake Shore Gold, and Dean Crick, P.Geo, Director of Geology for Lake Shore Gold, each of whom is a qualified person under NI 43-101.

Project Description and Location

The Timmins West Mine (“TWM”) area includes the Timmins deposit property and the Thunder Creek property for a total area of approximately 12.9 square kilometres, or approximately 1,376 hectares situated in Bristol and Carscallen townships.  The Mining Land Tenure Map reference for the Timmins Mine West Complex is: Bristol Township; Plan G-3998; Porcupine Mining Division, Land Titles/Registry Division of Cochrane; and Timmins, Ministry of Natural Resources District, Ontario, Canada.

The Timmins deposit of the TWM consists of a block of 23 contiguous claims (395 hectares) of which there are eleven (11) individual patented claims and twelve (12) leased claims that are held pursuant to two (2) twenty-one (21) year Crown mining leases.  The Thunder Creek project portion of the property consists of 57 staked claim units and three Crown leasehold claims totaling approximately 960 hectares.  Lake Shore Gold Corp. owns a 100% interest in the Property subject to underlying royalties.  The claims and leases are all in good standing, and are renewable indefinitely provided Lake Shore Gold continues to maintain them in good standing, including the payment of taxes and the performance of work.

The headframe of the TWM is collared at national topography series (“NTS”) map reference 42-A-05; at longitude 81.55° west; 48.32° north latitude.  Universal Transverse Mercator (“UTM”) co-ordinates for the project centre utilizing projection North American Datum (“NAD”) 83, Zone 17 are approximately 458,915 metres east, 5,358,043 metres north.  This location is approximately 19 kilometres west-southwest of the Timmins city center and 552 kilometres north-northwest of the City of Toronto.  Provincial Highways 101 and 144 provide all weather road access to the property.  Bush roads, quad trails, drill trails and foot paths provide access to all areas within the claim boundaries.  The junction of Highways 101 and 144 is situated 1.1 kilometres northwest of the property centre.

As of March 1, 2012, Franco-Nevada Corporation (“Franco Nevada”) entered into an agreement with Lake Shore Gold Corp. through which Franco-Nevada paid Lake Shore US$35 million for a 2.25% net smelter return (“NSR”) royalty on the sale of minerals from the Timmins West Complex.  In addition, various parcels within the Timmins West Complex are subject to the following royalties:

•                  A 1.5% NSR royalty exists on claim P-4227 payable to Mr. Lorne Labrash, which may be purchased for $1 million. The current resource model for mineralization does not extend to claim P-4227.

•                  Claims P495307, P495308 and P495309 (mineral rights only lease number 108773), which cover the area of the Thunder Creek deposit, are subject to a 1% NSR royalty in favour of Premier Royalty Inc.

•                  Claim number 1189886 is subject to a 3% NSR payable to Mr. Bruce Durham and partners, but the current resource model for mineralization does not extend to this claim.

•                  Claims 1177807, 1177808, 1177809, 1177811, 1181410, 1181413, 1198803, and 1198804 are subject to a 2% NSR royalty of which 1% may be purchased for $1,000,000, payable to the estate of Mr. Kangas.  The current resource model for mineralization does not extend to these claims, though an advanced royalty payment of $5,000 (indexed for inflation) is paid annually.

•                  Claims 1189593, 1181995, 1189580 and 1189592 are subject to a 1.5% NSR royalty payable to Bruce Durham, Robert Duess, Ken Krug and Henry Hutteri (collectively), and an additional 1.5% NSR royalty is payable to Ray Meikle and Steve Anderson (collectively).

In addition to the royalties, the TWM has been pledged as security for the outstanding debt obligations under the Sprott Credit Facilities.

The development of the TWM infrastructure created a local disturbance of the terrestrial environment.  Baseline work did not identify any provincially or federally listed fauna species on the development site that would trigger a concern.  Water management and protection of the cold water systems on and adjacent to the Timmins West Mine site are the primary environmental concerns.  The design for TWM includes managing rock that can be an acid generating risk within a containment facility and treating runoff in accordance with regulatory requirements before release to the environment.  Mine water from the underground workings is also directed to ponds and treated through the effluent treatment plant prior to discharge.  The treatment process will ensure that all permit criteria are met prior to discharging into the natural environment.  At closure, the site will be rehabilitated in accordance with closure plans filed with the Ministry of Northern Development and Mines.

Provincially, the Ministry of Northern Development and Mines (MNDM) is the lead agency for mining projects in Ontario.  Approval of a closure plan provides rights for the company to proceed under the Mining Act.  The Closure Plan for the bulk sampling was filed in October 2009 and the commercial production Closure Plan was filed in December 2010.

The Ministry of the Environment (MOE) issues permits to take water (both surface and groundwater), emit noise and dust, and discharge into the environment.  The MOE will administer the following permits for the TWM:

•                  Wastewater treatment and effluent discharge from the mine process water, including construct and operate tailings impoundment — Ontario Water Resources Act (OWRA).

•                  Water taking permits — OWRA.

•                  Industrial Sewage Works Permit — OWRA.

•                  Solid waste management (waste generator registration) — Ontario Environmental Protection Act (EPA).

•                  Noise/air emissions — EPA.

The Ministry of Natural Resources (MNR) issues land use permits and work permits under the Public Lands Act and the Lakes and Rivers Improvement Act, respectively.  The MNR will administer the following permits for the TWM:

•                  Forest Resource Licence for the cutting of crown owned timber.

•                  Land use permits for such things as effluent ditches/pipelines, access roads, camps, etc., where the acquisition of crown lands is required — Public Lands Act (PLA).

•                  Work permits for such things as creek crossings or impoundment structures (dams) Lakes and Rivers Improvement Act (LRIA).

A private entrance permit was required from the Ministry of Transportation (MTO) for the entrance to the site which connects onto provincial Highway 101 West.  This permit was approved in July 2008 and is currently active.

Environment Canada (EC) administers the Metal Mining Effluent Regulations (MMER) and Environmental Effect Monitoring, which are applicable to the TWM.  This requires the operation to conduct additional monitoring of the discharge effluent as well as detailed aquatic, benthic, and sediment investigation on the receiver, in this case the Tatachikapika River.

The required permits and approvals for current operations at the Timmins West Mine have been obtained.

The following map shows the location of the mineralized zones, mine workings, waste deposits, ponds and important natural features and improvements.

SITE ACCESS ROAD
MINE OPERATIONS OFFICES AND SAFETY/TRAINING
HOIST ROOM
NEW SEPTIC BED
HEADFRAME & COLLAR HOUSE
SHOP & WAREHOUSE
DRY
OFFICE COMPLEX
WATER TREATMENT POND
Timmins Deposit
ELECTRICAL SUB
FUEL AREA
PARKING
PORTAL
SECURITY
CORE SHACK
BACK UP GENERATOR
TEMP SHOP
SHAFT ORE PAD
WASTE DUMP
NEW WATER TREATMENT POND
N
100 Metres
Thunder Creek Deposit
THUNDER CREEK FRESH AIR RAISE FANS/HEATERS
Timmins West Mine
Surface Infrastructure Map
Lake Shore Gold Corp.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The headframe of the TWM is located within national topography series (“NTS”) map reference 42-A-05; at longitude 81.55° west; 48.32° north latitude.  The offices and shops infrastructure have the street address of 8215 Highway 101 West, Timmins, Ontario.  The junction of Highways 101 and 144 is situated 1.1 kilometres northwest of the headframe.  All weather road access to the property is provided by provincial Highways 101 and 144.  Bush roads, diamond drill trail, quad trails, and foot paths provide access to the centre of the property and other locations within the claim boundaries.

The City of Timmins, with an area of 3,210 square kilometres and a population of 42,455 (2006 Census) has an economic base dominated by the mining and logging industries.  The area is serviced from Toronto via Highways 400, 69 to Sudbury; and Highway 144 to Timmins; or Highway 11 from Barrie to Matheson and 101 westward to Timmins.  The Timmins Victor M. Power Airport has scheduled service provided by Air Canada Jazz, Bearskin Airlines, Air Creebec and Porter Airways.  The Timmins District Hospital is a major referral health care centre for northeastern Ontario.

The TWM area, and the City of Timmins experience a Continental Climate with an average mean temperature range of -17.5°C (January) to +17.4° (July) and an annual precipitation of about 831 mm.  Local lakes will start to freeze over approximately mid-November, and breakup will take place in early to mid May.  Work can be carried out on the Property twelve months a year.

Lake Shore Gold controls approximately 472 hectares of surface rights surrounding the mine infrastructure, which the Corporation believes is sufficient for mining operations, potential tailings storage areas, potential waste disposal areas and potential processing plant sites.  A major power transmission line traverses the northwest portion of the property, to which the TWM is connected.  Currently, all service water required for underground drilling operations, dust suppression, and washing work places is supplied from recycled water inflow from the surrounding rock mass.  Additional service water will be available (if needed) from surface sources, such as the Thunder Creek, which runs along the north side of the TWM site.

The Corporation believes there are sufficient surface rights, a willing labour pool, and readily available infrastructure to carry on a mining operation.

The Property generally exhibits low to moderate relief.  The elevation of Highway 101 as it traverses the property varies from 308 metres in the east to 320 metres in the west, at the junction of Highways 144 and 101 the elevation is approximately 312 metres.  The peak height of land on the property is 353 metres located at UTM co-ordinate 458,879.9 metres east and 5,357,321.5 metres north.  The elevation of the Tatachikapika River ranges from 300 to 292 metres as it flows east-northeast to the northerly flowing Mattagami River.  Outcrop exposure varies between five to fifteen percent.

The continental climate and the location on the Canadian Shield give rise to a plant hardiness Zone 2a which supports the following boreal forest tree species and a timber, pulp and paper industry.  In no particular order of significance local trees species include: American Mountain-Ash (Sorbus Americana), Balsam Fir (Abies Balsamea), Black Spruce (Pincea Mariana), Eastern White Cedar (Thuja Occidentalis), Eastern White Pine (Pinus Strobus), Jack Pine (Pinus Banksiana), Pin Cherry (Prunus Pensylvanica), Red Pine (Pinus Resinosa), Tamarack (Larix Laricina), Trembling Aspen (Populus Tremuloides), White Birch (Betula Papyrifera) and White Spruce (Pincea Glauca).

History

Lake Shore Gold acquired portions of the TWM property by fulfilling requirements under option agreements with Holmer Gold Mines Limited and West Timmins Mining Inc., and acquired the remainder by completing business combinations with those companies making them wholly-owned subsidiaries of Lake Shore Gold.  Holmer Gold Mines Limited became a wholly-owned subsidiary of Lake Shore in December of 2004 and West Timmins Mining Inc. became a wholly-owned subsidiary in November of 2009.  The following table summarizes the history of work on the property prior to Lake Shore Gold’s ownership:

Date	Description
1911 — 1914	Gold Discovered on the McAuley-Brydge property and sink two shafts, the deepest is 12 metres deep (Timmins Mine Main Zone)
1912	Ontario Bureau of Mines published map ARM-21a “Map of the Porcupine Gold Area, District of Timiskaming, A.G. Burrows and W.R. Rogers
1926	Ontario Bureau of Mines published map ARM35G, The Townships of Carscallen, Bristol, Ogden, District of Cochrane, Ontario, Annual Report Map, J. E. Hawley
1927	Ontario Department of Mines published Annual Report Volume ARM35-06.001, Geology of Ogden, Bristol, and Carscallen Townships, Cochrane District, J. E. Hawley
1938 — 1944	Orpit Mines Limited acquired the claims and diamond drill 7,620 metres of core
1941

Rusk Porcupine Mines excavated several pits and trenches across a 150 metre to 200 metre area of the Thunder Creek portion of the property. The gold discovery pit was 1.2 metres x 1.2 metres and returned values of $24.85 over 121.9 cm, $15.05 over 76.2 cm and $8.41 over 91.4 cm (T-File 542). The 1941 London Fix average price for gold was $33.85 (US) an ounce. Eighteen diamond drill holes totaling 1,981 metres were also completed

1945	Piccadilly Porcupine Mines acquired the property and complete 4,983 metres of diamond drilling
1953	Standwell Oil and Gas Ltd. acquired the Property
1957	Ontario Department of Mines published map 1957-07, Bristol Township, District of Cochrane, S.A. Ferguson
1958	Hollinger Mines Ltd. completed 7 diamond drill holes in the northern portion of the Thunder Creek property area. No assays were reported
1959	Ontario Department of Mines published Annual Report Volume ARV66-07, Geology of Bristol Township, Annual Report Volume S.A. Ferguson
1959	Ontario Department of Mines published preliminary map P0029, Thorneloe Township, S.A. Ferguson, W.D. Harding
1959	Paul Meredith purchased the “Standwell Oil” Property
1963	The Property is transferred to Holmer
1964

United Buffadisson Mines Limited optioned the property from Holmer construct a road from Highway 101 to the Main Showing, and diamond drill 10 boreholes (2,116 metres). United Buffadison Mines Limited interpreted the gold mineralization to be associated with stacked north dipping en-echelon quartz veins. The property was returned to Holmer Gold Mines Ltd.

1968 — 1981

Holmer diamond drilled 45 bore holes totaling 10,512 metres. The geological interpretation of the day indicated two mineralized zones the “Main” Zone (also referred to as the “Western Zone”) and the “Shaft” Zone (also referred to as the “Eastern Zone”). A historically significant, but non 43-101 compliant “probable reserve” of 720,000 tons grading 0.124 oz per ton gold (653,000 tonnes grading 4.25 grams per tonne gold) was estimated. Additional surface exploration included ground geophysical surveys (magnetometer and VLF) and limited diamond drilling

1980	Falconbridge Nickel Mines Ltd. carried out metallurgical analysis of sample provided by Jim Croxall for the Thunder Creek Property
1980	Ontario Geological Survey published preliminary map P2360, Quaternary geology of the Timmins Area, District of Cochrane, C.M Tucker, D. Sharpe
1981

Preussag Canada Limited completed geophysical surveys in Bristol and Thorneloe Townships including magnetometer, VLF-EM, HLEM and Induced Polarization (“IP”). Ten diamond drill holes (613.9 metres) were bored. Adjacent holes, 64 metres apart, intersected 2.57 grams gold per tonne 2.43 metres, and 4.46 g/tonne gold over 4.6 metres in an area of the Rusk Showing.

1982	Ontario Geological Survey published map, M2455, Timmins, Precambrian Geology, Map, D. R. Pyke
1982	Ontario Geological Survey published preliminary map P2502, Precambrian geology of Thorneloe Township, District of Cochrane, A. G. Choudhry
1984	Noranda Exploration Company Limited (N.P.L.), (“Norex”) optioned the Holmer property

Date	Description

and completed a “regional” airborne magnetic and electromagnetic survey, follow up ground geophysics and drilled four boreholes totaling 1,465 metres. Norex interpreted a historical significant, non 43-101 compliant resource estimate of 785,000 tonnes grading 2.4 grams per tonne gold. This includes a core of better grade mineralized material estimated to be 159,000 tonnes grading 4.46 grams per tonne gold. The Property was returned to Holmer

1984 — 1985

Noranda Exploration Company Ltd. (N.P.L.) in the Thunder Creek property area completed geological mapping, humus geochemical sampling, outcrop mechanical stripping and trenching. The best assays returned in the trenching were 2.86 g/tonne Au and 5.54 g/tonne Au. Nine (9) overburden, reverse circulation drilling and three (3) diamond drill holes (332.3 metres) were also completed with no assay results reported

1987

Chevron Minerals Ltd. optioned the Holmer property and completed: line cutting, ground geophysics (magnetic, VLF, IP surveys), geological mapping, over the property. A large area of the Main Zone was stripped, channel sampled and mapped. Twenty-nine diamond drill holes (6,115 metres) were completed testing the mineralization to a vertical depth of 360 metres. The Property was returned to Holmer

1987	Highwood Resources Ltd. optioned a portion of the Thunder Creek property from J. Croxall. Four diamond drill holes (400 metres) testing geophysical targets were bored. No assay results are reported
1989	Ontario Geological Survey published open file report OFR5699, The Geology of Keefer, Denton and Thorneloe Townships, District of Cochrane, A. G. Choudhry
1992	Ontario Geological Survey published open file report OFR5829, Geology of the Kamiskotia Area, T.C. Barrie
1994

Noranda Exploration Company Ltd. (N.P.L.) in the Thunder Creek property area completed line cutting, IP and magnetometer ground geophysical surveys. A single diamond drill hole (302 metres) was drilled with no assay results reported.

1995

Hemlo Gold Mines Inc. funded the Thunder Creek area project and the work was carried out by Norex. Surveys include line cutting, magnetometer and IP. Seven (7) diamond drill holes 95-2 to 95-8 (1,581 metres) were drilled with no significant assays reported

1996	Band-Ore Resources Ltd. makes gold discoveries on their Thorneloe Property and renewed gold exploration in the area of Bristol and Thorneloe townships
1996 — 1997

Holmer carried out an exploration program which included ground geophysics (VLF, magnetometer, and IP), humus sampling, geological mapping and rock sampling. A total of 66 drill holes (25,380 metres) were completed, 54 of which were directed to expand “resources” in the “Main” Zone area; 12 holes were drilled to test geophysical anomalies elsewhere on the Property

1997

Battle Mountain Canada Limited continued to explore the Thunder Creek — Mahoney Creek area. Fourteen (14) diamond drill holes (3,547 metres) tested stratigraphy and geophysical targets. Drill hole MC 97-20 an assay returned the value of 5.9 g/tonne Au over 1 metre. In ddh MC 97-26 there is a 2 metre interval of 1.28 g/tonne Au along with a couple of scattered intervals on a metre and similar 1 gram values. The property was returned to Band-Ore

1998	Holmer Gold Mines Ltd. drilled twenty-two (22) bore holes (3,923 metres) to test the continuity of mineralization at shallow depths
1999	St. Andres Goldfields Ltd. (“St. Andrew”) drilled 10 bore holes (1,341 metres) exploring the potential for an open pit deposit
2000	Ontario Geological Survey published preliminary map P3396, Geology of the Kamiskotia Area, T. C. Barrie
2000	Ontario Geological Survey published study geological circular S059, Geology of the Kamiskotia Area, T. C. Barrie
2001

Ontario Geological Survey published preliminary map P2582 Quaternary Geology of the Dana, Lake Area, Cochrane, Timiskaming area, C. M. Tucker, J. A. Richard; Map M2660, Quaternary Geology of Dana Lake Area, Map, C. M. Tucker, J. A. Richard; Map M2662 Quaternary Geology of Timmins Area, C. M. Tucker, J. A. Richard; and

Date	Description
Preliminary map P3436, Precambrian Geology, Timmins West, Bristol and Ogden Townships, C. Vaillancourt, C.L. Pickett, E. R. Dinel
2002	Ontario Geological Survey published open file report OFR6101, Toward a New Metamorphic Framework for Gold Exploration in the Timmins Area, Central Abitibi Greenstone Belt, P. H. Thompson
2002

Holmer completed a closely spaced, 25 metre centers, twenty-two (22) hole diamond drill program totaling 5,220 metres. Holmer completed a Mineral Resource estimate which was audited and revisited by Watts, Griffis, McQuat as 422,000 tonnes grading13.68 grams per tonne gold in the Indicated category and 270,000 tonnes grading 9.0 grams per tonne gold in the Inferred category

2003

Lake Shore Gold Corp. enters into an option agreement with Holmer Gold Mines Limited that allows Lake Shore to earn fifty percent (50%) of the Holmer Property by May 26, 2006 subject to the term that are outlined in Item 6.1 of this report. In November 2003 Lake Shore enter into an agreement with Band-Ore Resources Ltd. (which later became West Timmins Mining Inc.) to earn a 60% interest in the Thunder Creek property

2004

Lake Shore complete a 25 diamond drill holes (8,399 metres) targeting the Rusk Zone, the ultra mafic complex, and various structures; complete a MMI (mobile metal ion) soil geochemical survey; reconnaissance bed rock mapping program initiate outcrop mechanical stripping; and hydro washing and saw channel sampling program of two locations in the area of the Rusk occurrence

2004	Lake Shore Gold Corp. completed option requirements and business combination agreements to own 100% of the Holmer Gold Mines Ltd. property
2005

Ontario Geological Survey published open file report OFR6155, Geological Setting of Volcanogenic Massive Sulphide Mineralization in the Kamiskotia Area, Discovery Abitibi Initiative, B. Hathway, G. Hudak, M. A. Hamilton; OFR6154, Overview of Results from the Greenstone Architecture Project, Discover Abitibi Initiative, J. Ayer et al.; and miscellaneous release — data MRD186, Integrated GIS Compilation of Geospatial Data for the Abitibi Greenstone Belt, North-eastern Ontario, Discovery Abitibi Initiative

2006	Lake Shore completed additional outcrop stripping, power-washing and channel sampling at three locations
2009

Lake Shore Gold completed a diamond drill program of 25 drill holes (13,760 metres) and fulfilled the term of the option agreement with West Timmins Mining Inc. to earn 60% of the Thunder Creek Property. Lake Shore Gold and West Timmins Mining Inc. completed a business combination resulting in West Timmins Mining Inc. becoming a wholly owned subsidiary of Lake Shore Gold. The exploration emphasis of the Thunder Creek project changes from anomaly testing to, systematic, sectional, mineralization definition stage diamond drilling

2011

Ontario Geological Survey published miscellaneous data — release MRD282 Geological Compilation of the Abitibi Greenstone Belt, J. A. Ayer, J. E. Chartrand; miscellaneous release — data MRD285 Lithogeochemical Data for Abitibi Subprovince Intermediate to Felsic Intrusive Rocks, G. P. Beakhouse; and open file report OFR6268 The Abitibi Subprovince Plutonic Record: Tectonic and Metallogenic Implications, G. P. Beakhouse

Geological Setting

Regionally, deformation in the Timmins area is characterized by a sequence from early, pre-metamorphic folds lacking axial planar cleavage (D1 and D2) to a series of syn-metamorphic, fabric—forming events, which overprint the earlier folds (D3 and D4 events).  The multi-phase Destor-Porcupine fault system passes approximately 5 kilometres to the south of the property.  The fault system is a composite corridor of shear zones and faults that records at least two main stages of displacement: a) syn-Timiskaming (2680-2677 Ma) brittle faulting associated with truncation of early D1 and D2 folds, apparent sinistral displacement, and formation of half grabens that are locally filled with Timiskaming clastic sedimentary rocks; and b) syn-metamorphic D3-D4 formation of high strain zones over a broad corridor generally several hundred metres wide generally corresponding with, or developed south of, the trace of the older faults.  These shear zones record variable kinematic increments but are regionally dominated by sinistral with north side up displacements.

The TWM area lies along the northeast trending contact zone between southeast facing mafic metavolcanic rocks of the Tisdale Assemblage, to the northwest, and unconformably overlaying, dominantly southeasterly facing metasedimentary rocks of the Porcupine Assemblage to the southeast.  The contact dips steeply to the northwest, and is modified and locally deflected by folds and shear zones that are associated with gold mineralization.  Along and within several hundred metres of the contact area, several intrusions intrude mainly the mafic metavolcanic sequence between the Timmins deposit and the southwestern parts of the Thunder Creek property.  These include: a southwesterly-widening alkaline ultramafic set of metamorphosed intrusions comprised dominantly of pyroxenite which occur along the mafic —metasedimentary rock contact or intruding the mafic metavolcanic rocks adjacent to the contact and which are termed the “alkaline intrusive complex”; and fine-grained, equigranular to locally K-feldspar porphyritic intrusions which are dominantly monzonite but may range to syenite in composition.  The latter include lenticular northeast trending unexposed body in the Porphyry Zone adjacent to the mafic-sedimentary contact in the Rusk area, and a more irregularly shaped stock to the south which intrudes the Porcupine Assemblage here termed the “Thunder Creek Stock”.

The patterns of distribution of the Holmer Shear Zone are complex, and the shear zone is affected by significant folding associated with D4 strain.  On 140 metre Level the most intense areas of high strain, which are interpreted to represent the down-dip extent of the Holmer Shear Zone from the surface showing, occur along the Main Zone are folded megascopically, defining a large fold closure with plunges north-northwest.  The shear zone here comprises an approximately 20 to 30 metre wide, intensely S3 foliated phyllonitic sedimentary contact.  Consistent textures of compositional laminations, grain size laminations, higher sericite composition that the surrounding mafic rocks, and potential relic primary fragmental textures suggest that the high strain zone may be localized along an inter-flow sedimentary-fragmental unit.  Strain is most intense in this potential clastic unit, but also extends outward from it and is high in immediately adjacent mafic volcanic rocks.  Such relationships are also apparent in surface outcrops in the Main Zone as noted to be hosted by highly strained clastic sedimentary rocks at the west end of the outcrop exposures, and areas of high strain extend outward and eastward from this unit forming a core to the Holmer Shear Zone.

The pyroxenite body is largely massive and only weakly foliated, but is cut by areas of high strain up to several metres wide which likely formed both D3 and D4 shear zones.

In addition to the locally folded D3 Holmer Shear Zone, zones of high strain associated with S4 foliation are also developed.  These typically trend east-west in both the upper levels of the Mine and on the 650 Level.  In the upper mine levels for example , an intense 2 to 4 metre wide D4 high strain zone hosting the V1 Vein trends east-west at the mafic sedimentary contact on 120 metre Level where it is host to locally developed mineralized quartz veins.  This structure, and a second, narrower shear zone approximately 10 metres to the north of it record reverse, north side up displacement parallel to the L4 lineation indicated by shear bands, oblique foliation (S) fabric development, and sigmoidal shapes of peripheral quartz extension veins.  Other D4 minor shear zones were also observed on other levels, having similar north side up kinematics.  The close association of these shears with late extension veins, comparable kinematics of the shear zones with the vein arrays and their crosscutting nature with early tourmaline veins suggest that the D4 shear zones are coeval with, and locally control later phase of quartz extension veins associated with gold mineralization in upper parts of the Timmins deposit.

On the 650 Level, D4 shear zones are also locally developed in the pyroxenite body and are spatially associated with main stage auriferous extension vein arrays.  The largest of these shear zones occurs in UM1 Vein system, coring the mineralized extension vein arrays that define that zone.  This shear zone is typically several metres wide and contains an intense internal fabric defined by compositional laminations and phyllosilicate alignment, with fabric grading outward to massive, undeformed or more weakly strained wall rocks.  Main stage quartz veins associated with these are structurally late and cut across fabrics, although display some stain in the form of open folding.  More diffuse, weaker zones of S4 foliation development were also observed in the UM2 and other zones of quartz extension veining in the 650 Level.  These structures overprint and crenulate earlier S3 foliations and shear zones.  D3 shear zones on the 650 Level are therefore associated with latter stages of vein development in the deeper parts of the deposit.  Vein geometries and local oblique fabrics on the 650 Level also imply a reverse, north side up sense as is seen on upper levels of the mine.

Intruding the aforementioned units are diabase dykes belonging to the Paleoproterozoic age, Matachewan dyke swarm (2.45 Ga).  This unit is fine to medium grained, exhibiting a massive gabbroic texture of plagioclase, pyroxene and biotite with accessory magnetite.

Geological surface mapping of the Thunder Creek deposit by Lake Shore Gold Corp. traced the contact of the Rusk Shear, the metamorphosed mafic-pyroxenite-sediment-monzonite contacts with a series of trenches staggered along the projected trace of the Rusk Shear.

Seven lithological units have been identified underlying the Timmins West Mine property.  The Lithologies range in age from Neoarchean, Tisdale assemblage mafic metavolcanic (2.710 - 2.703 Ga) to Paleoproterozoic Matachewan diabase dykes with an age of 2.45 Ga.  The understanding of the geological environment continues to evolve.

The stratigraphic basal unit of the Property is a mafic metavolcanic rock unit that is fine-grained, green in colour, and exhibits massive, pillowed and flow breccia textures and structures.  Mafic metavolcanic rocks occur in the western portion of the Property.  Metamorphism varies from mid-greenschist to lower-amphibolite facies.  Epidote and calcite alteration is common and increases to strong hydrothermal alteration as the unit is in closer proximity to the Rusk shear.  Fine-grained disseminated magnetite occurs proximal to the “alkali intrusive complex” (“AIC”).  At this location the rocks become darker in colour, chloritized and locally exhibit hematite alteration.  Felsite to feldspathic rich syenite dyklets; the alkali intrusive unit; quartz, ±carbonate veins with varying amounts of hematite, ±magnetite, ±pyrite, ±pyrrhotite; and diabase dykes intrude the mafic metavolcanic lithology.

In the eastern portion of the Thunder Creek portion of the Property, and overlying the mafic metavolcanic unit is a discontinuous sequence of biotite rich meta-greywacke, metamorphosed siltstones, metamorphosed argillite, fine grained tuff, clastic tuff, and laminated chemical metasediments containing magnetite.  This succession of metasedimentary rocks belongs to the Porcupine assemblage, ranging in age from 2690 to 2685 Ma.  It is not known if the sediments are conformable or unconformable to the mafic metavolcanic contact.  These metasedimentary units occur in the footwall to the AIC and along the Rusk shear zone.  When incorporated in the shear zone the metasedimentary rocks are tectonized to a quartz-sericite-carbonate ±hematite schist that display a crenulation fabrics.  Sericite, weak hematite and silicification is the common alteration assemblage.  Quartz veins, felsites veins and the Matachewan Diabase dyke swarm intrude the metasedimentary lithology.  Several outcrops have been noted for a felsic, dacitic metavolcaniclastic fragmental unit within the central portion of the mapping area.  Although age dates have not been acquired for this subunit, it is speculated that the subunit may be related to the Krist formation of the Porcupine assemblage.

The AIC is poorly exposed on surface.  It has a very strong magnetic signature and the geophysical interpretation indicates that it extends northeasterly for at least 2 kilometres across the central portion of the Thunder Creek Property, and onto the Timmins Mine property to the north.  The AIC intrudes along the contact between the volcanic and the sediments.  The magnetic trend becomes distorted and exhibits an offset or folded character when intersected by several interpreted structures.  The AIC is a poly-phase and vari-textured intrusion, of contemporaneous age with the Timmins Porphyry suite (Pearl Lake 2689 Ma, Millerton 2691 Ma, Crown 2688 Ma, and Paymaster 2690 Ma), and is also of similar age as the Bristol Lake Quartz-Feldspar Porphyry in the eastern portion of Bristol Township (2687 ±1.4 Ma).  The intrusive shows at least three texturally and mineralogically distinct phases:  i) a fine- to coarse-grained pyroxenite; ii) a biotite-pyroxenite; and iii) a porphyritic garnet syenite.  The fine to coarse grained pyroxenite is strongly magnetic, and consists of greater than 85% pyroxene (diopside), with variable amounts of accessory biotite + magnetite + rutile + apatite, and interstitial calcite.  The intrusive is partially exposed at the Rusk Showing, and displays pegmatitic primary layering as well as cumulate-like textures.  The pyroxenite locally grades into a biotite-rich phase (possible lamprophyric affinity), characterized by the presence of large biotite “clots” and books (poikilitic biotite) up to several centimetres across.  In places, “sweats” and dykes containing 40 to over 75% dark brown to black melanite garnets (up to 1 centimetre across) are noted, contained within a fine-grained and leucocratic matrix consisting of plagioclase + orthoclase + biotite + carbonate + apatite + titanite.  The different phases sometimes exhibit clear yet irregular contacts, and sometimes appear to be transitional.  Numerous “monzonitic” to “syenitic” dykes are noted throughout the main body of the pyroxenite and also within the volcanic rocks.  It is not clear if these phases are genetically related to the AIC or to the monzonite stock located in the southern portion of the property.

A quartz-feldspar porphyritic monzonite occurs as a nearly circular intrusion greater than 500 metres in diameter.  This intrusion presents a high topographic relief in the central portion of the property.  The composition of the intrusion varies with 10-40% quartz eyes and 10-20% tabular feldspars (commonly zoned and occasionally up to 3 centimetres across), contained within fine-grained pinkish-grey groundmass.  The variation in quartz and feldspar content presents this unit with multiple names: a quartz monzonite, monzoninte, syenite, peralkaline syenite.  Pink to brick-red, interpreted as being hematized, and generally fine-grained felsic dykes are observed within shear zones hosted by the sediments.  These dykes are possibly related to the monzonite stock.  The presence of riebeckite was noted in the eastern half of the intrusive and thus it is has been argued that the intrusive is a peralkaline syenite.  Although there is no age dating completed from this unit, it is speculated that the intrusive may be part of the Timiskaming assemblage (2676-2670 Ma).

Intruding the aforementioned units are diabase dykes belonging to the Paleoproterozoic age, Matachewan dyke swarm (2.45 Ga).  This unit is fine to medium grained, exhibiting a massive gabbroic texture of plagioclase, pyroxene and biotite with accessory magnetite.

Exploration

The history of exploration activities on the Timmins West Mine property date as far back as the early 1900’s and has been documented in detail in Chapter 9 of the Pre-Feasibility technical report of record dated May 14, 2012 (the “Timmins West Mine Report”).

Exploration activities in 2012 were dominantly comprised of underground diamond drilling and sill development on existing Mineral Resource shapes in preparation for mining activities. The underground diamond drilling campaign for 2012 included 798 diamond drill holes totaling 117,113 m of core throughout the Timmins West Mine targeting both the Timmins and Thunder Creek deposits. The drilling was largely designed to upgrade the confidence level of Mineral Resources from the Inferred to Indicated category.

The drilling program at the Timmins deposit comprising roughly 55% of the total drilled metres was largely focused on infill drilling of the resource solids below the 650 m Level. Drilling density coverage ranged from 15 m centers along strike and down-dip to 7.5 m centers where the zones were of shorter strike length. Sill development followed up on the infill drilling on the 670, 690, 710, and 730 m Sub Levels targeting the ultramafic hosted, quartz-tourmaline stringer zones, and the sulfide replacement, albitized, quartz stringer zones hosted in the structural hangingwall mafic volcanics, referred to as the FW Zones. Other smaller drill programs targeted the FW Zones above the 480 m Level, the Main Zone collared from the 260, 400, 500, 565 and 590 m Levels. Deeper, exploration style drilling collared from the 680 Drill Drift targeted the Timmins deposit below the 800 m Level in four holes.

Favourable drill results were returned from the 730 and 750 m Level cutouts intersecting FW style mineralization and better sections in the Um5 Zone down to the 800 m Level.

The drilling program at the Thunder Creek deposit comprising roughly 45% of the total metres drilled was largely focused on infill drilling of the Rusk and Porphyry resource solids previously outlined between the 695 m and 900 m Levels on 15 m centers along strike and down-dip.  Drilling was largely collared from the 710 m Level hangingwall drill drift and 765 m Level footwall Scram Drift.

Drilling in the upper part of Thunder Creek included drilling campaigns collared from the 280, 330, 370 and 395 Ramp cut-outs testing the Rusk and limited Porphyry dyke hosted mineralization down to the 500 m Level. The drilling strategy from the 260 m Drill Drift, 370 m truck loadout and 395 m footwall scram development attempted to pull the deeper, wider , Porphyry style mineralization up to the 450- 500 m Level elevations, previously interpreted top of the Porphyry mineralization. Deeper exploration style drilling was collared from the 680 Drill Drift, targeting the Porphyry below the 900 m Level and has returned rather lackluster results to date.

Sill development follow-up of the drilling was conducted on 15 m centerline cross-cuts for transverse Longhole mining, and was largely completed in 2012 on the 695, 730, and 765 m Levels. Test Mining in the first two Porphyry stopes, 765 #4 and #7 was completed in Q3, Q4 while the Rusk, Test Stope #1 was completed between the 715 to 695 m Level in Q2. Selective in stope drilling collared within the Porphyry development served to identify higher grade pockets of mineralization when stope modeling at higher cut-off grades was introduced.

The results of the 2012 drilling campaign at Thunder Creek  were mixed, with Porphyry grades lower than anticipated west of the #4 XC, while higher grade intersections in the Rusk horizon were encountered further west and to depth than originally interpreted.

Mineralization

Gold mineralization in the Timmins and Thunder Creek Deposits occurs in steep north-northwest plunging mineralized zones which plunge parallel to the local orientations of the L4 lineation features which also plunge parallel to the lineation, including folds and elongate lithologies.  Mineralization occurs within, or in favourable lithostructural settings within 100 metres of the Holmer and Rusk Shear Zones.  Mineralization comprises multiple generations of quartz-carbonate-tourmaline ±albite veins, associated pyrite alteration envelopes and disseminated pyrite mineralization.  Textural evidence suggests that veining formed progressively through D3 and D4 deformation.  All phases of gold-bearing veins cut and postdate AIC and syenitic to monzonitic intrusion, although mineralization is often spatially associated with ore preferentially developed within theses intrusions.

At the Timmins deposit the character and sequence of veining in the Main, V1 and V2 veins is similar in all of the exposures.  The sequence of veining observed is as follows, with most veins in the upper Timmins deposit mineralization forming composite veins which have this paragenetic sequence.

1.                                      Early tourmaline-rich phase:  Early, tourmaline-quartz vein material forms the earliest veining phase, and comprises both dilation veins and wall rock replacement in tabular replacement vein-style zones along strike from, or parallel to dilation veins.  The veins have outer tan carbonate ±sericite alteration envelopes.  Tourmaline can comprise the majority of the vein material in these veins, forming a black matrix to later phases of veining.  These veins vary from a few centimetres to more than 2 metres wide, and may be significantly boudinaged or folded, with S4 axial planar to the folds.  Boudins, where developed are linear and shallow plunging, at high angle to the L4 stretching lineation.  Dilational veins have sharp contacts and massive central fill consistent with formation as void fill.  Replacement tourmaline comprises 5 to 40 centimetre wide replacement veins which unlike the dilational veins have gradational contacts over 0.5 to 2 centimetre and preserves relic textures of the wallrock, including relic fragmental textures in deformed potential clastic sedimentary or fragmental tuffaceous units what occur in the Holmer Shear Zone.  These may laterally grade into more dilational quartz-tourmaline veins which have sharp contacts; both vein styles are spatially associated and close in timing, with the replacement style locally enveloping dilational tourmaline veins.  Dilational tourmaline-rich vein phase locally form en echelon, moderate to steeply north dipping extension veins separate from the peripheral to the main veins.  Broad zones of veining with multiple dilational and parallel, sheeted replacement tourmaline veins may alternate with slivers of carbonate-quartz-sericite altered wall rock.  At the southwest margin of the Main Zone folded quartz-tourmaline veins there comprise composite tourmaline dilation veins where are intergrown with younger white quartz vein generations that are also folded.  Tourmaline veins may contain disseminated pyrite and arsenopyrite with tourmaline matrix.

2.                                      Quartz-rich Second phase:  Exploiting the earlier tourmaline-rich veins, this phase of quartz forms white quartz ± tourmaline ± sericite ± pyrite ± arsenopyrite vein material which overprints, but occurs along and parallel to the earlier tourmaline vein material, which with wallrock slivers create a banded appearance to the quartz-tourmaline veins.  Tourmaline coeval with this phase may occur with sulphides and carbonate as stylolites in the vein material.  Earlier tourmaline may occur as slivers, lenses and fragments in the younger white quartz, or the younger white quartz may occur on the margins of earlier tourmaline veins.  This style of quartz may also occur independent of the tourmaline veins as a separate vein generation and locally occupies minor reverse, north-side up D4 shear zones.  Sampling and local presence of visible gold in this veins phase indicate that it is auriferous.  When occurring as independent shear veins, it may be joined by quartz-carbonate extension veins which are variably deformed.  Like the tourmaline veins this stage of veining is affected by boudinaged and folding, and this generation of quartz also occurs with the early tourmaline as composite folded veins which trend northwest along the southwestern margins of the Main Zone.

3.                                      Quartz extension veins, variably deformed:  Shallow to moderate southeast dipping quartz greater than tourmaline + carbonate extension veinlets from ladder-like stacked arrays which preferentially occur in, and cut across the earlier quartz-tourmaline and banded quartz-rich veins phase.  The extension veins may either terminate at the margins of the older veins, or nucleate in the early tourmaline and extend outward into surrounding wallrock.  The extension veins are often closely spaced and may occur at intervals of a few centimetres to tens of centimetres apart.  They range from hairline up to 10 centimetres thick.  This set of extension veins locally occurs as en echelon, locally sigmoidal arrays which record apparent northwest side up displacement internal to the older quarts-tourmaline veining, and which also record, reverse north side up displacements.  Where not folded in sigmoidal sets, these extension veins are developed approximately orthogonal to the steep northwest plunging L4 stretching / intersection lineation, suggesting that they formed during stretching of the lithology sequence parallel to L4 in response to north-south D4 shortening — consistent with the relatively late structural timing as suggested by the generally low strain state.

4.                                      Late quartz extension veinlets:  A late set of shallow dipping, generally to the southeast quartz extension veinlets frequently occurs within the quartz-tourmaline veins, and cuts at low angles across the earlier set of extension veinlets described above, especially where they are folded into sigmoidal sets.

5.                                      These late veinlets are typically narrow (1 to 10 millimetres thick) and consequently volumetrically minor, although they can be locally very abundant.  Their similar orientation with respect to L4 as the preceding extension veins set, but generally undeformed state suggest that they represent a second, structurally late increment of extension veining late during D4.

Textural and timing relationships of the different, but spatially related veining generations listed above suggest that they formed incrementally spanning deformation during D3 and D4.  The early quartz-tourmaline veins, including the second phase quartz greater than tourmaline vein phase are affected by all D4 strain, exhibiting folding when development oblique to or at high angles to S4 foliation, and boudinaged in response to the stretching parallel to L4.  However, these veins also cross S3 foliation as planar veins where they trend northeast at high angles to S3 suggesting that they were affected by only minor D3 strain.  In addition, tourmaline replacement veins were they overprint potential fragmental units contain less strain relic fragments that the surrounding wallrock suggesting that they formed part way through D3 where the wallrocks were already deformed, but prior to the accommodation of all strains in the rocks.  These field relationships are consistent with the quartz-tourmaline veins and the next generation of banded quartz which is parallel to them forming and extensional veins and shear veins during D3 in response to sinistral displacement along, and shortening across the Holmer Shear Zone.  During later potentially progressive D4 deformation, additional phases of veining mainly as quartz extension vein arrays have formed exploiting the earlier rheologically competent quartz-tourmaline, and forming a high angle to the L4 lineation, suggesting vein formation in response to the stretching parallel to L4.  These extension veins and the very late set of extension veinlets may also form along the adjacent to minor east-west trending D4 shear zones which accommodate north side up displacement, and overprint the transposed fabrics associated with D3 (S3).

In the Thunder Creek area mineralization occurs in two main stages: a) the Rusk Shear Zone adjacent to and in footwall or the pyroxenite unit, and b) in the Porphyry Zone which is hosted by the quartz monzonite intrusion which is present southeast of and in the immediate footwall to the Rusk Shear Zone below approximately 500 metres below surface.  Both of these zones occur spatially related in the same steep north-northwest plunging mineralization area which has been traced over a vertical dip length to date of more than 1 kilometre, and within which better intercepts occur along a strike length of 100 to 600 metres.

Mineralization in the Rusk Shear Zone comprises areas of either a) higher quartz-carbonate-pyrite vein density, and or b) areas of elevated medium to coarse-grained disseminated pyrite and associated pyrite-quartz veinlets.  Both of these styles were observed to occur in the intensely foliated, often compositionally laminated carbonate-albite-quartz-magnetite portions of the shear zone.  Mineralization also locally preferentially overprints pink, K-feldspar-rich syenite dykes and local plagioclase-dominant probable diorite dykes in the shear zone, with clots and aggregates of coarse pyrite, often associated with which quartz-albite-carbonate veinlets.  Areas of gold mineralization occur in portions of the Rusk Shear Zone in which the shear zone matrix is variably Fe-carbonate altered.

Most common styles of veining comprises deformed quartz-pink carbonate/albite veins with varying pyrite content and coarse-grained pyrite envelopes/selvages, which correspond generally with higher and more continuous grades.  These early deformed veins are very similar in style and texture to the earliest phases of veining seen underground in the 650 metre Level Ultramafic Zone which are also deformed and could be coeval with the set.

Veins in the Rusk Shear Zone also include a younger phase of quartz-pyrite veins which have pyrite envelopes, which cut the deformed veins and which have carbonate-pyrite envelopes that over print the shear zone matrix and sulphidized magnetite, overprinting the shear zone foliation.  The coarse pyrite in vein envelopes also overgrows the dominant shear zone foliation, which is preserved textually as inclusion trails in the pyrite.  This younger set of veinlets is likely coeval with the main stage extension vein sets on the 650 metre Level.

Both of these veining phases are auriferous and can contain high gold grades.  Gold in both phases was observed in the Petrographic study occurring in association with pyrite, including as inclusions often in association with chalcopyrite and galena, on fractures in pyrite, and free in gangue adjacent to pyrite grains.  The relationship of the disseminated pyrite variety here could not be determined, but the overall style of the pyrite and local occurrence in diffuse veinlets has similarities to the second veining phase.

“Porphyry Zone” mineralization is developed in the quartz monzonite intrusion that occurs at depth in the footwall of the Rusk Shear Zone immediately adjacent to areas of mineralization in the adjacent Rusk Shear Zone.  Mineralization is associated with sheeted sets of quartz extension veins which occur in abundance of up to several veins per metre within the intrusion.  Most veins are less than 3 centimetres thick and comprise white quartz with occasional pyrite grains.  Disseminated pyrite locally occurs in the wall rock to the veins and free visible gold was locally observed in association with pyrite both in veins and wallrock immediately adjacent to veins, accompanied rarely by a bluish silvery grey mineral — a possible telluride — and by local fine grained base metal sulphides (sphalerite, galena).  The intrusion is generally massive and unfoliated in areas of veining.  Veins have variable core axis angles, but angles are most commonly high (>70 degrees to core axis) consistent with a shallow dip to extension veinlets, based on known drill hole orientations.  Local irregularity in vein shapes and orientations —particularly in areas of the highest vein abundance — suggest some deformation, possibly in the cores of sigmoidal vein arrays such as is seen in the Ultramafic Zones on 650 Level.  These veins are of compatible style and probable orientation as the main stage Ultramafic Zone veins in the Timmins Mine which they may be coeval with, and consequently they may also form areas of higher grade continuity which are dictated by the morphology of the extension vein arrays.  These veins may have formed preferentially in the upper, thinner portions of the intrusion where it is less than 100 metres thick, in response to brittle behavior of the intrusive body during ductile activity of the Rusk Shear.  More isolated narrower intercepts deeper in the intrusion where it is thicker may reflect the more rigid behavior of the unit as its width strengthens it, as is seen in many other Timmins area deposits, where an optimal thickness of the host unit is common for most abundant vein development.  Modeling of the morphology and thickness of the host intrusion may as a result aid in definition of the distribution of best developed mineralization.

Areas of veining frequently are associated with more intense pink-red coloured and homogeneous appearance of the intrusion, obscuring the primary igneous textures.  A systematic series of samples from drill hole TC09-69a across the hosting monzonite intrusion was stained using Na-cobaltinitrate to assess whether this vein associated alteration is K-feldspar; intense yellow stain in these altered areas confirms that the reddish-orange alteration with quartz veining is secondary K-feldspar.

Within the Porphyry zone, although at a local scale, no correlation between gold grade and vein density is apparent in review of assays and representative drill core.  In general areas lacking veining, the areas also lack gold grade.

Drilling

A compilation of drilling activities on the Timmins West Mine property dating as far back as 1938 has been documented in detail in Chapter 10 of the Timmins West Mine Report.

Between the period of 2003 and the effective date October 28, 2011 of the Timmins West Mine Report, Lake Shore Gold Corp. has bored one-hundred seventy seven (177) surface diamond drill holes, fifty- six wedged splays, and three (3) drill hole extensions for a total of roughly 125,000 cumulative metres.

Since Lake Shore Gold Corp gained access underground in 2009, 510 holes for a total of 83,842 m have been drilled to the end of 2011.

In 2012, 798 drill holes totaling 117,113 metres were drilled at the Timmins West Mine targeting both the Timmins and Thunder Creek Deposits.

Sampling preparation, Analysis and Security

The sampling preparation, analysis and security for the period of 1998 to 2009 are described in  previous NI 43-101 Technical Report on the Timmins Mine Property by Darling et al (2009); by Powers (2009) in the Amended Technical Review and Report of the “Thunder Creek Property” Bristol And Carscallen Townships; and by Crick et al (2011) in the Technical Report on the Initial Mineral Resource Estimate for the Thunder Creek Property Bristol Township.  All of these reports are referenced in Item 27 of the current Timmins West Mine Report and are filed on SEDAR.

Current Sampling preparation, analysis and security for the surface and underground exploration drilling has been documented in detail in Chapter 11 of the current Timmins West Mine Report.

Core handling and logging protocols

The diamond drill company employees secure the individual drill core boxes, at the surface and underground drill sites, for shipment to the core logging facilities located at Lake Shore Gold’s exploration office complex at 1515 Government Road South, Timmins, Ontario and a second facility at 216 Jaguar Drive Timmins Ontario, or in the case of the underground drill core at Timmins West Mine to the mine site core logging and cutting facility at 82-15 Highway 101 West.  The surface drill core is delivered to the core shacks by the Bradley Bros. Ltd., and Norex Diamond Drilling Limited (“Norex”) drill foremen. The underground core is delivered by Boart Longyear personnel to the closest level station where LSG mine personnel transport the palletized core to surface via the cage or Ramp.

Under the direct supervision of qualified persons Lake Shore personnel open the boxes; check the metre markers for accuracy; label the boxes for hole number, box number and footage; prepare a quick log; take rock quality designation (“RQD”) measurements; photograph and log the core.  Approximately 20% of all underground holes are geotechnically (RQD) logged. Geological logging, sample number and location are entered directly into a computer using GEMCOM GEMS custom Drill Logger software.  Diamond drill logs are then printed, reviewed and edited where required.   The logs are detailed, and describe geology, structure, alteration, mineralization and do address lithological transition problem areas where naming nomenclature presents difficulties.  After geological logging and photography is complete the core is given to a trained and supervised core sawing technician.  After logging and sample selection the core is moved back to a core rack to be sampled. Three different processes are used to sample core at the mine site, core is split, saw cut and “whole cored”. Splitting and cutting is completed by trained and supervised core technicians along pre-marked lines. “Whole core” sampling is applied to drill core considered to be production definition drilling.  The technician saws the core along the designated lines and sample intervals prescribed by the Lake Shore geologist. The core sample length is determined by the geologist based upon lithology, alteration, percent sulphides, the presence of visible gold, and geological contacts. Core to be sent for analysis is cut in half using a diamond blade core saw.  The core half not bagged and tagged for assay is returned to the core box with a sample tag number stapled into the core box.  All diamond drill core is stored in racks or square piled in a secure compound at the core logging facilities or at the Timmins West Mine core farm.

Hole collar and down-hole attitude surveys

The proposed surface drill hole locations are pegged on the ground referenced to a 63 kilometre control grid established by Vision Exploration in 2008.  Chainsaw cut lines are on 50 to 100 metres spacing with labeled pickets every 25 metres provide adequate field control for exploration anomaly drill testing.  The “false origin” of the grid is coincident with the number three (3) post of patented claim P4040 (458,854.168m East, 5,358,786.3m North, NAD 83, Zone 17).  The surveyed post is the departure point for the baseline co-ordinate 65+00E / 100+25N and corresponds to Timmins Mine co-ordinate 4645.777 East by 7508.233 North.  The azimuth of the base line is 40 degrees from true north.  Grid line designation decreases southward.  All drill holes are spotted on the field grid co-ordinate system, initially using a hand held GPS.   On a regular basis or as required the collars are surveyed by L. Labelle Surveys of Timmins for a final collar location using Differential GPS techniques.

The underground and surface grid for the Timmins West Mine is different than the exploration surface grid at Thunder Creek.  The origin of the Timmins West Mine grid is the number one (1) claim post of claim P4040, a surveyed claim, that was assigned an arbitrary co-ordinate of 5000 East by 8000 North with an elevation of 1,000 metres elevation.  This point is actually 300.25 metres above mean sea level and has been re-assigned an elevation of 10,000 metres to insure that underground elevations are not reported as negative numbers.  An in-house grid transformation equation allows for the conversion of from one grid to the other grid in local grid co-ordinates or in UTM co-ordinates.

As the holes are being drilled changes in azimuth and inclination are monitored at 30 to 50 metres intervals using an EZ-shot Reflex instrument. Upon completion of a hole it is normal practice to have the holes resurveyed using a north-seeking gyro by Halliburton/Sperry Drilling Services of North Bay, Ontario.  If the north-seeking gyro is not available for surveying, a Maxibor instrument from Reflex Instruments of Timmins is used for the final direction and dip orientation survey.

Underground drill hole collar locations and azimuths are established using survey control.  The same grid coordinate system is utilized underground in the ramp and shaft areas as is used on surface.  Drill hole collars are surveyed after completion.  Down hole directional surveying is completed on all BQTK to HQ-sized drill holes using ‘Reflex’ or ‘EZ-Shot’ instruments.  Azimuth and dip information is collected at 9 to 15m intervals downhole, along with magnetic susceptibility readings.  Magnetic susceptibility is assessed for each directional reading data point to ensure azimuth readings have not been made inaccurate by highly magnetic materials in proximity to the azimuth data point. Drill holes in areas of extremely magnetic rocks and for holes exceeding 150-200 metres, non compass, relative deviation survey techniques such as the gyro or Maxibor instrument from Reflex Instruments of Timmins is utilized for final surveys.

Security

The Timmins West Mine surface and underground chain of custody for diamond drill core and samples starts at the drill and is completed with the safe return and storage of sample pulp and sample rejects in locked storage facilities at the exploration or mine core farm compounds.  Unscheduled visits to the surface and underground diamond drill sites are made to insure safety, good working practices and drill core security.  The core is transported from the drill sites surface and underground to the appropriate core logging facility.  Lake Shore Gold Corp.’s personnel receive the core and carry out the logging and sample preparation procedures as previously described.

The samples are enclosed within sealed shipping bags and containers and are delivered or collected by one of several commercial assay laboratories and Lake Shore’s own internal Bell Creek Assay Lab. the ALS Canada Ltd. (“ALS”) preparation laboratory facility located at 2090 Riverside Drive in Timmins by Lake Shore Gold Corp employees.  The ALS employee that receives the sample shipment signs a chain of custody document that is returned to Lake Shore’s office for reference and filing. The return assay results are reviewed by the QP geologists, the data base manager, and selected members of the Lake Shore management group, on a need to know basis.

Four (4) analytical laboratories have been used for the gold analysis of underground diamond drill core: ALS Canada Ltd; Accurassay Laboratories. (150A Jaguar Drive Timmins and 1046 Gorham Street, Thunder Bay) between June 2011 to the present for all diamond drilling considered to be “exploration drilling”.  Cattarello Assayers Inc. located at 475 Railway Street, Timmins and Lake Shore Gold Corp.’s Bell Creek Complex mill laboratory are used for assaying samples considered to be production oriented drilling, mucks, chips and test hole samples.

“The Messenger Service” located at 108 Polaris Road, Timmins is contracted by Lake Shore Gold Corp. to transport the secured, sealed samples from the Timmins Mine to ALS (Timmins), Cattarello and Bell Creek laboratories. Secure, sealed samples are picked up and delivered by Barry’s Freight contracted to Accurassay’s Timmins preparation laboratory.

Sample preparation, analysis and analytical procedures

The majority of all surface exploration drilling collared at  the Timmins West Mine comprising the updated Mineral Resource for the Timmins West Mine Report has utilized the ALS Laboratory for assaying. The underground drilling program submitted 3700 samples or 5.95% of total core samples submitted in 2012 for assaying by the ALS Laboratory. Each surface or underground sample drill core shipment submitted to ALS Canada Ltd. (“ALS Canada”, “ALS”) is given a separate client number.  The laboratory is instructed to maintain the sample stream, the processing and analysis by keeping the samples in sequential order as they are shipped to the lab. Samples are entirely crushed to 70 % passing 2 millimetres mesh. The crushed samples were split and 250 grams sub-sample are pulverized to 85% passing less than 75 microns using a ring and puck pulverize (PREP-31). During the period of 2004 to 2007, a 50 grams aliquot was taken from the pulp and analyzed by fire assay and atomic absorption methods (Au-AA24).  For samples that returned an assay value greater than three grams per tonne gold, another pulp sample was taken and analyzed using a gravimetric finish (Au-GRAV22). In October of 2007, the fusion weights were reduced from 50 grams to 30 grams (Au-AA23 and Au-GRAV21), in order to avoid delays with occasional “incomplete fusions” reported by the lab.  If visible gold was noted in the core sample, the samples may be analyzed by the Pulp and Metallic method (Au-SCR21). The entire samples were crushed to 70 % passing 6 millimetres mesh, and the entire sample was then pulverized to 85 % passing 75 microns (PREP-32). The pulp is passed through a 100 microns stainless steel screen and the entire (+) fraction is analyzed by fire assay and gravimetric finish.  The (-) fraction is homogenized and two 30 grams aliquots are analyzed by fire assay and atomic absorption finish (Au-AA25 and Au-AA25D).  The total gold content is then calculated by combining the weighted averages of the two fine fractions with the grade of the coarse fraction.

As part of ALS Canada Limited’s internal QA/QC program a duplicate reject sample it prepared every 50th sample. The number of internal blanks, standards and duplicate control samples inserted into the sample stream depends upon rack size.  For regular AAS, ICP-AES and ICP MS methods the rack holds 40 positions, of which, there are two laboratory standards, one laboratory duplicate and one laboratory blank. For regular fire assay methods the rack contains 84 positions, for which there are two laboratory standards, three laboratory duplicates and one blank sample.

28,135 samples or 45.32% of the core samples extracted from the Timmins West Mine underground drill project  in 2012,  were submitted to Accurassay Laboratories Limited, which operates a preparation laboratory at 150A Jaguar Drive Timmins, Ontario. Lake Shore Gold Corp.’s samples are crushed to greater than 70% passing through a -8 mesh (2mm).  A 500 grams split is taken and pulverized so 90% passing through a -150 mesh (106µm). Silica abrasive clean is routinely completed between each sample preparation. The samples are analyzed using by fire assay for gold from a 30 grams aliquot using an atomic absorption finish (code ALFA1). The detection limit is between 0.005 grams and 30 grams. Sample assay results greater than 10 grams per tonne gold are fire assayed again using a 30 grams aliquot from the original pulp portion of the sample and a gravimetric finish. The internal laboratory QA/QC program places a duplicate sample every ten (10) samples of an assay batch.  The assay trays consist of 25 to 27 positions for samples.  A standard and a blank control sample are positioned at random by computer for a position within the 25-27 sequence.

A total of 10,847 samples or 17.47% of the Timmins West Mine core samples extracted in 2012 were submitted to the Bell Creek mill laboratory.  As well, 7823 Chip samples (94.8%), 12,773 Muck samples (92.96%) and 2182 test hole samples (87.28%) were submitted in 2012 as part of the grade control program at the Timmins West Mine.

Samples are sorted, dried then individually crushed to greater than 85% passing 10 mesh ((Tyler) 1.68mm).  A 150 grams to 200 grams sample split is pulverized to greater than 95% passing 200 mesh ((Tyler) 0.075mm). All equipment is cleaned between samples using compressed air.  A 30 grams aliquot is prepared and fire assayed with an AA finish. Assay results that exceed 10.0 grams per tonne are automatically re-run using a sample from the pulverized portion of the sample and a gravimetric finish.

A total of 19,399 samples (31.25%) of the 2012 core program at the Timmins West Mine were submitted to the

Cattarello Assayers Inc. located at 475 Railway Street, Timmins. Catarello was also used for the overflow production samples; 418 Chips, 966 Mucks, and 318 test holes.

Diamond Drill Core Samples are sorted into numerical order and dried. Samples are then crushed using two terminator jaw crushers.  A 200g sample is split out of the crushed fraction and pulverized using two vibrator ring pulverizers.  A 30g aliquot is weighed out for Fire Assay with an AA finish.  Sample results greater than 10 grams per tonne are re-fire assayed using a gravimetric finish from a sample of the pulverized sample portion.  The sample rack holds 24 positions of which a laboratory standard is inserted on every 24 samples and one duplicate sample every 24 samples.  Laboratory blank samples are inserted less frequently.

Lake Shore Gold has implemented a fully integrated QA/QC sample strategy for surface, underground drilling and grade control sampling programs, including blanks, standards, coarse reject duplicates, and pulp duplicates. In addition annually a 5% re-assay check is completed at an impartial neutral Lab. The random selection of samples is designed to cover a wide range of drill core assay values from the various Timmins and Thunder Creek drill programs.

Lake Shore Gold Corp. blank samples are prepared from a 0.5 metre, known gold barren diamond drill core samples of diabase.  These blank samples are blindly packaged as regular core samples with sequential to the sample stream assay tags and inserted into the sample stream at a random frequency of one every 1 to 20 samples.  Blank samples, are used to check for possible contamination in the crushing circuit and are not placed after a standard sample.

Certified gold standards individually wrapped in 60 grams sealed envelopes were prepared by Ore Research and Exploration Pty. Ltd. of 6-8 Gatwick Road, Bayswater North, Victoria, Australia (“OREA”) and provided by Analytical Solutions Ltd.  Several standards are used in order to vary the expected value and depending on availability of the standard.  These Certified Standards are purchased from Ms. Lynda Bloom, Analytical Solutions Ltd., at 1214-3266 Yonge Street, Toronto, Ontario. Standard samples are inserted into the sample stream at a frequency of one per 20 samples and are used to check the precision of the analytical process.

Currently 1 reject duplicate is selected every 20 samples by the geologist logging the drill core. The geologist gives the duplicate sample a sample number and places it in an empty bag; sequentially behind the sample from which it will be cut. When received by the lab, the preceding sample to the duplicate is crushed to -6 mesh, then run through a riffle splitter to create two samples of approximately equal proportions.  One half is returned back into the original sample bag and the other half is placed into the empty bag, now as a separate sample with a different sample number. From this point on, the sample is blind to the analytical process.  The insertion of a duplicate sample is to monitor the integrity of the assay results.

Copies of assay certificates are either downloaded from the external lab LIMS system and/or sent via mail to the LSG database manager, and to the project’s Qualified Person.  The digital assay data, in the form of “csv” files are checked manually against the final paper assay certificates for clerical errors, and the results interrogated by a Lab Logger Version 2.0 program created by Gemcom.  The use of the software program ensures that the results from the QA/QC samples fall within the approved limits of the standard before this data is imported into the database.

The monitoring of Standard and blank QA/QC samples results and whether they fall outside acceptable control limits, is handled using an Excel spreadsheet or an ACCESS application developed by Gemcom Software International Inc. called Lab Logger (V.2.0). For all laboratories the underground operation utilizes an Excel spreadsheet to check whether or not QA/QC samples pass.  The Lab Logger program is not used to import the assays, instead two separate “.csv” files are created; one for assays and one for QC samples, and then the results are imported into the database through Gemcom. The Timmins West Mine underground project has used the Lab Logger program in the past but now does all statistical analysis with Excel.

The QC samples in each group are subjected to specific pass or failure criteria, which determined whether a re-assay of the batch was required.  A sample group failure was identified whenever the analytical result for any certified standard in the group of 20 was greater than three standard deviations (the control limit) from the certified mean value for the standard and for any blank material, a value greater than 0.100 ppm.  All failed groups of samples were investigated to attempt to determine the cause of the erroneous result (analytical or clerical).  Potential clerical errors are sometimes reconciled by checking against original drill log records or original laboratory data sheets.  After the batch pass/failure criteria was applied, a geological override may be applied by the project QP on batches for which re-assay would be of no benefit (i.e. completely barren of gold assay values and mineralization indicators).  Sample groups given a geological override were not re-assayed.

Sample groups in which the QC samples were outside the established control limits that did not receive a geological override are not imported into the database. Instead, these samples were requested to be re-run at the analytical lab. In the case that the standard failed, all samples back to either: a) the last blank or standard that passed; or b) the first sample for the project in the sequence of samples being analyzed, were re-run from the pulp. In the case that the blank failed, all samples back to either: a) the last blank or standard that passed; or b) the first sample for the project in the sequence of samples being analyzed, were re-run from the reject material as this indicates contamination in the sample preparation stage.  If a request is made for re-analysis due to a standard failure then a new standard is sent to the lab to be analyzed with the samples in question.

Internal laboratory pulp duplicate data and reject duplicate data were statistically followed and analyzed using EXCEL spreadsheets and using the Lab Logger software for comparative statistical analysis. Comparison was made using descriptive statistics and scatter plots.  These plots were used primarily to identify project specific problems in assay reproducibility (precision), and individual erratic results, indicating potential sampling problems or clerical errors in the sample order within the batch.  When problems were identified in the data precision, the labs were notified and asked to investigate and report back their findings.  Erratic sampling results are then noted in monthly reports so that the geologist would be aware of the uncertainty in the sample value and be able to check for potential clerical errors within the samples.

Brief monthly reports are completed during the year to include the number of samples sent to each lab for each project, the number of QC samples that failed, together with the reason why. As well, on a monthly and quarterly review basis, graphs are generated of each individual blind standard and blank, as well as the non-blind reject pairs and pulp duplicate pairs to check for sample bias at the assay lab.  All major projects are summarized individually, either at year end or at the end of the program, as soon as reasonably possible.

For major projects leading to resource or reserve calculations, a check assay program is implemented annually or either during or following completion of drilling.  In this program, approximately 5% of the pulps form previously analyzed samples will be selected for re-assay at a neutral assay facility.  In order to select these check assays, groups of samples that passed QC but excluding QC samples are picked randomly from samples from a specific program.

The pulps were selected randomly by hole ensuring that a wide range of original assay values, from trace to high grade were represented.

The old and new sample numbers and the positions of the standard and blank pulps will be recorded on the Check Assay excel table as the samples are packed and shipped to the lab for analysis.  Once analysis has been completed, the assay lab will report their findings in the standard LSG assay file format, including all of their internal QC data as part of the electronic assay file and will also provide a complete documentation of the means and standard deviation values for all internal reference materials used for the analyses.

When the check assay results are returned, the QC inserted in the check assay batches will be analyzed and comparative statistical analysis will be completed on all possible pairs of data, including, internal non-blind pulp duplicates and original assay versus check assay.

Reporting will be completed, after all assays are received, and have passed quality control checks.  A master report for each project will be issued documenting the procedures implemented and the QC results for all of the analyses.

Michel Dagbert, P. Eng of SGS Geostat reviewed the QA/QC results in the recent Timmins West Mine Report and concluded the QA/QC data available tend to indicate that the quality of the sample grade values used in the resource estimation is satisfactory. His complete report of Statistical Analysis of QAQC assay data is appended in Appendix 7 of the Timmins West Report. Although the effective date of his review was basically the 2011 Year-end, the same commercial and internal Labs were utilized throughout 2012 and no significant QA/QC variance was observed  during 2012.

The QA/QC samples for 2012 at the Timmins West Mine were reviewed monthly and quarterly in detail, and there appeared to be no significant sampling bias or problem with the  precision or accuracy from the Commercial and internal Labs utilized that would impact the confidence in their inclusion in the Mineral resource estimate for 2012 Year-end.

Mineral Resource and Mineral Reserve Estimates

The specific framework surrounding the block model parameters employed in the Mineral Resource estimate documented in the Timmins West Mine Report have been largely maintained in the 2012 Year-end Mineral Resource estimate. The reader is referred to Chapter 14, Mineral Resource estimates for the detailed breakdown of the process employed.

The following general parameters were used in development of the block model Mineral Resource estimate for the Timmins West Mine; Timmins and Thunder Creek Deposits for the 2012 year-end:

•                  Database compilation and verification in Gemcom GEMS (“GEMS”).

•                  Interpretation of the zones on 25m spaced sections taking into account continuity of lithology, alteration and mineralization except for certain areas where the drilling information and complexity of mineralization warranted interpretation on 6.25m sections.  Limits of the zone were defined by a lower cut-off of 1.5gpt Au to provide continuity of zones. Mineralization often extends across lithological contacts. A minimum mining width of 2.0m was employed. Closed 3D rings were constructed and assigned an appropriate rock type and stored with its section definition in the GEMS polyline workspace

•                  Zones are defined by 3 or more intersections that form a continuous band of mineralization.

•                  The sectional interpretations are strung together by tie lines and 3D solids or wireframes are generated that represent the mineralized zones that are used for estimation of tonnes and grade. Outside edges of the 3D model are extruded half the distance to the next section in areas with drilling, or 25.0m in areas with no drilling. All solids were validated using GEMS validation tools to insure valid solids had been generated.

•                  Solid intersection composites are generated from all drill holes intersecting the 3D Mineral Resource Solids. Corresponding entry and exit points are saved to the drill hole workspace and back coded with a zone identifier.

•                  All assay values used to create composites were capped at 85 gram-metres for the Timmins deposit, and 90 gpt for the Thunder Creek lower zones and 50 gpt for the Thunder Creek upper zones.

•                  Individual 1m composites are generated from the assay table based on down-the-hole averaging within the limits of the solid intersection composites. Composites whose widths are less than 0.5m are removed from the composite table. The composites are stored in a GEMS point area table along with a corresponding rock code for each composite.

•                  The 1m composites at the Timmins deposit are then used to generate a block model grade based on an Inverse Distance to the power 2 (ID2) interpolation that encompasses the 3D wireframes that were assigned a unique rock code. Blocks were interpolated utilizing 4 passes. The first pass populated blocks within a 15m search radius requiring 3 holes within the search radius with a maximum of 2 composites from any one hole and a maximum of 10 composites. The second pass populated blocks within a 30m search radius requiring 3 holes within the search radius with a maximum of 2 composites per hole and a maximum of 10 composites. The third pass populated blocks within a 60m search radius requiring 3 holes within the search radius with a maximum of 2 composites per hole and a maximum of 10 composites. The final pass was populated within a 90m search radius requiring a minimum of 2 holes, a maximum of 2 composites per hole and a maximum of 10 composites.

•                  The 1m composites at the Thunder Creek deposit are then used to generate a block model grade based on an Inverse Distance Squared (“ID²”) interpolation that encompasses the 3D wireframes that were assigned a unique rock code. Blocks were interpolated utilizing 4 passes. The first pass populated blocks within a 15m search radius requiring 3 holes within the search radius with a maximum of 2 composites from any one hole and a maximum of 10 composites. The second pass populated blocks within a 30m search radius requiring 3 holes within the search radius with a maximum of 2 composites per hole and a maximum of 10 composites. The third pass populated blocks within a 60m search radius requiring 3 holes within the search radius with a maximum of 2 composites per hole and a maximum of 10 composites. The final pass was populated within a 130m search radius requiring a minimum of 2 holes, a maximum of 2 composites per hole and a maximum of 10 composites.

•                  The Resources were categorized on longitudinal section by grouping of areas of predominately pass 1 and 2 as Indicated and the remaining areas of largely pass 3, 4 or 5 as Inferred Resources. A final category field was added to the block model to track this categorization.

The Mineral Resource estimate for 2012 year-end at the Timmins deposit is 2,762,451 tonnes grading   5.92 g/t for 525,752 contained ounces in the indicated category and 1,797,218 tonnes grading 5.77 g/t for 333,462 contained ounces in the inferred category.  The Mineral Resource estimate for 2012 year-end at the Thunder Creek deposit is 3,216,000 tonnes grading 5.18 g/t for 535,100 contained ounces in the indicated category and 1,752,000 tonnes grading 4.99 g/t for 281,200 contained ounces in the inferred category.  The in situ mineral resource is reported with capped assays at a 1.5 g/t cut-off grade.

Timmins West Mine - Mineral Resource Estimate (December 31, 2012)

	Indicated			Inferred
Timmins West Mine	Tonnes (‘000)	Grade (g/t Au)	Ounces Au (‘000 oz)	Tonnes (‘000)	Grade (g/t Au)	Ounces Au (‘000 oz)
At December 31, 2011	5,826	6.0	1,123	4,278	5.8	791
At December 31, 2012	5,979	5.5	1,061	3,549	5.4	615

1.         CIM definitions were followed for classification of Mineral Resources.

2.         Mineral Resources are estimated at a cut-off grade of 1.5 g/t Au

3.         A minimum mining width of two metres was used.

4.         Capped gold grades are used in estimating the Mineral Resource average grade.

5.         Sums may not add up due to rounding

6.         Mr. Ralph Koch, B.Sc., P.Geo, is the Qualified Person for this Resource estimate

Timmins West Complex - Mineral Reserve Estimate
(December 31, 2012)

	Probable
Timmins West Complex	Tonnes (‘000)	Grade (g/t Au)	Ounces Au (‘000 oz)
At December 31, 2011	4,922	5.2	824
At December 31, 2012	4,811	5.2	798

Notes:

(a)         Mineral Reserves are included within the Mineral Resources;

(b)         Mineral Reserves were estimated by Management according to CIM definitions;

(c)          Mineral Reserves for TWC were estimated using a cut-off grade of 3.0 g/t Au;

(d)         Tonnes and gold ounce information is rounded to the nearest thousands and as a result, totals may not add exactly due to rounding

The calculation of Mineral Resources and Mineral Reserves has taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints. The Mineral Resource and Mineral Reserve estimates may be materially impacted by assumptions used for commodity prices, operating and capital costs, rock mechanics (geotechnical) constraints, constant underground access to all working areas, and metal recovery.

Mining Operations

The primary mining method used to date at the Timmins West Mine and Bell Creek Mine is longhole with delayed consolidated and/or unconsolidated rockfill (fill used at Bell Creek Complex is unconsolidated rockfill). Longitudinal longhole mining has been primarily employed at the Timmins deposit and Bell Creek deposit, while transverse longhole mining with a primary-secondary extraction sequence has been primarily employed at the Thunder Creek deposit.

At the Timmins deposit, longitudinal longhole mining involves establishing sublevels at 20 metre vertical intervals.  The resource is generally accessed in the centre (along strike) and stope undercut and overcut sills developed to the east and west extents.  Stope lengths are approximately 20 metres along strike and mining retreats from the extremities toward the initial access point.  At the Thunder Creek deposit, the massive geometry of the Rusk and Porphyry zones makes it suitable for the transverse longhole mining method with a primary/secondary stoping sequence. Sublevels are at 35 metre vertical intervals. Access drifts and stope lengths are perpendicular to the strike of the orebody. Drawpoints are located in the undercut sills which extend from the footwall; the stope panels are mined 15 metres wide from the hanging wall retreating to the footwall. Mined out stopes are currently backfilled using either consolidated or unconsolidated rock fill; by the end of second quarter of 2013, a pastefill system will be commissioned at the Timmins West Mine.

It is anticipated that varying resource geometry will require more than one mining method to extract the resource.  The narrower, flatter dipping geometry in some areas of the Timmins deposit will require a combination of Longhole and Mechanized Cut and Fill (“MCAF”) methods, while the massive, steeper dipping geometry at Thunder Creek will continue to support the use of primarily bulk transverse Longhole mining and may involve longitudinal longhole mining in some areas.

Ore from the Timmins West Mine is trucked to the Bell Creek Milling facility for processing. The Bell Creek Mill is located approximately 6.5 kilometres north of Highway 101 in South Porcupine, Ontario. The current 2,500 tonne per day processing plant consists of a crushing circuit, a two-stage grinding circuit with gravity recovery, followed by pre-oxidation and cyanidation of the slurry and CIL and CIP recovery.

The next phase of expansion will involve the commissioning of the new SAG mill. This phase will increase the mill throughput capacity to 3,000 tonnes per day.

The reserves support a 5.5 year mining plan at a sustained production rate of 2,400 t/d.  Lake Shore Gold believes it currently has the necessary equipment and plant, including scheduled replacements to achieve the forecasted production.  Lake Shore Gold manages environmental activities, tailings and occupational health and safety to ensure the Corporation will be able to fulfill its obligations.  The financial analysis is based on a pre-tax model, taking into account royalties payable.  Lake Shore Gold believes that, taking into account existing resources exclusive of reserves and known extensions of the mineralized zones, additional drilling development could extend the life of the mine beyond 2018.

The payback for the initial capital investment in the Timmins West Mine, based on the commencement of commercial production at the combined mining complex of Timmins deposit and Thunder Creek deposit on January 1, 2012, was estimated in the Timmins West Mine Report to occur by the fourth quarter of 2014.  Economic analysis further indicates that production over the life of the mine will be sufficient to repay life-of-mine operating and capital costs.

Markets for the gold produced by the Corporation are readily available.  These are mature, global markets with reputable smelters and refiners located throughout the world.  Markets for doré are readily available and demand generally exists at the prevailing market rate.  The 12-month average London PM gold price fix for 2012 was US$1,669/oz.  The Company has numerous contracts with third parties who buy the Corporation’s refined gold, none of which contracts are considered individually material to the overall economics of the Company.

Exploration and Development

The planned exploration program for 2013 is comprised of diamond drilling and sill development to support mining activities at the Thunder Creek deposit between the 660 and 765 m Levels, and at the Timmins deposit, primarily between the 730 and 810 m Levels.

Approximately 60-80,000 m of core drilling will be conducted from a combination of existing drill cut-outs and drill platforms to be excavated by the middle of 2013. Of particular note, a deep drill drift being driven on the 790 m level at the Timmins deposit, set back into the hangingwall roughly 200 m with a T-shaped drift platform parallel to the east northeast striking ultramafic mineralization for approximately 200 metres. The geometry of this drill drift will provide sectional coverage of the plunging Timmins deposit to approximately the 1000 m Level. The drill spacing is designed to approach 15 m centers along strike and down-dip and should be underway in the second half of 2013.

Drilling at Thunder Creek will be focused on delineating the higher grade pockets in the Porphyry mineralization between the 660 to 765 m Levels. Tight instope drilling from inside the development cross-cuts, the footwall scram drifts and the 710 hangingwall Drill drift will assist with outlining the Porphyry style mineralization at a higher cut-off grade of 3.0 g/t. This has been facilitated, by our increased knowledge of the Porphyry mineralization through mining and development on top and bottom utilizing the mapping and chip channel samples to fine tune the block model solids at higher target grades.

Although the majority of the drilling is designed to support the back half of the 2013 mine plan, drilling below the 770 m Level at the Timmins deposit and above the 660 m Level at Thunder Creek will provide advanced resource definition for the 2014 mine plan.

Bell Creek Complex

Dean Crick, P. Geo, Ralph Koch, P. Geo, and Natasha Vaz, P. Eng, prepared a technical report in accordance with NI 43-101 entitled “NI 43-101 Technical Report, Resource Estimate Update and Prefeasibility Study and Mineral Reserve Estimate For Bell Creek Mine Hoyle Township Timmins, Ontario, Canada” dated March 28, 2013 (the “Bell Creek Report”). Each of Dean Crick, Ralph Koch and

Natasha Vaz is a qualified person under NI 43-101. The following extract is the Summary from the Bell Creek Report and readers should consult the Bell Creek Report to obtain further particulars regarding the Bell Creek Complex. The Bell Creek Report is available for review electronically on SEDAR at www.sedar.com under Lake Shore Gold’s profile and is incorporated by reference in its entirety herein.

1.0  SUMMARY

The preparation of this Technical Report was supervised/co-authored by Natasha Vaz (P. Eng., MBA), Dean Crick (P. Geo.) and Ralph Koch (P. Geo.) on behalf of Lake Shore Gold Corporation (“Lake Shore”, “LSG”) for the Bell Creek Mine and conforms to NI 43-101 Standards of Disclosure for Mineral Projects.  These individuals are considered Qualified Persons (QPs) under 43-101 definitions.

The purpose of this technical report is to provide an update of the total estimated resource pool for the Bell Creek Mine, and a full description of study work completed on the mine design, cost estimate, and economic evaluation of a portion of the indicated resource subset between the 300 metre elevation (300L) and 775L.  This study work has been completed at a prefeasibility study level (as defined under CIM guidelines) to substantiate a statement of Mineral Reserves for the Bell Creek Mine.

The revised mineral resource estimate uses exploration data collected by LSG from underground and surface drilling completed since the previous resource report submitted to SEDAR titled “National Instrument 43-101 Technical Report, Scott Wilson RPA, Lake Shore Gold Bell Creek NI 43—101 Technical Report, January 14, 2011, having an effective date of October 25th, 2010” and is prepared in accordance with National Instrument 43-101, Standards and Disclosure for Mineral Projects.  The effective date of this report is November 1, 2012.

The Bell Creek Mine is located in the Porcupine Mining District, Hoyle Township, approximately 20 kilometres (km), by road, Northeast of Timmins, Ontario.  Access to the property is via a 6.7 km all-season asphalt and gravel road north of Ontario Provincial Highway 101.

The Bell Creek Mine property comprises 12 patent claims and two patents covering a total area of approximately 320 ha.  All claims are either patented or leased mineral claims or patented veteran lots (Vet Lots) and remain valid in perpetuity so long as the annual taxes remain paid in full.  The Schumacher property is a Boer War Vet Lot with an area of approximately 64 ha.  LSG owns 100% interest in the Property subject to underlying royalties.  The claims are all in good standing.

Gold mineralization was first discovered on the property through a joint venture between Rosario and Dupont Canada Exploration between 1980 and 1982.  Between 1986 and 1991 Canamax Resources Inc. explored and developed the Bell Creek Mine.  Access to mineralization was through a 290 metre deep shaft.  Mine levels were developed to the ore zones, and an internal ramp was developed from the 240 metre level to access ore below shaft bottom to a vertical depth of 300 metres.  Falconbridge Gold operated Bell Creek Mine from 1991 to 1992 followed by Kinross until mine closure in 1994.

Total production during the period prior to the 1994 mine closure totaled 576,017 tons of ore resulting in 112,739 ounces of gold (0.196 ounces per ton or approx. 5.57 grams per tonne).  The historical milling recovery was approximately 93 percent.

In January 2007, LSG entered into an agreement with Porcupine Joint Venture to acquire the Bell Creek Mine and Bell Creek Mill.  The Bell Creek Mine included the shaft, hoist, headframe, ore bin, collar house, hoist building, mine dry, office complex, underground mine workings and historic (non-NI 43-101 compliant) mineral resources.

Portal construction for an advanced exploration ramp began in May 2009.  The ramp provided access to historic mine workings, and provided platforms for exploration diamond drilling.  A number of sublevels were established at 15 metre vertical intervals below the 300 metre level and a bulk sample taken.

The ramp currently extends to the 610L, and a total of 5,836 metres of sill development (along mineralized zones) has been completed.  Total un-reconciled LSG production amounts to 376,102 tonnes at 4.68 g/t Au (combined stope production and sill development).  Mill recovery is estimated to be 95.1% (based on recovery for 2012 production).

The Bell Creek Mine declared commercial production effective January 1, 2012.

The Bell Creek Mine property is underlain by carbonate altered, greenschist facies Archean-aged, metavolcanic and clastic metasedimentary rock units belonging to the Tisdale and Porcupine assemblages.  The strike is generally west-northwest and west-east.  The rock units dip steeply south, however, at depth the dip undulates to vertical and then expresses a steep dip to the north (Powers, 2009).

Gold mineralization in the Bell Creek Mine occurs in steep south dipping, sheet like, shear hosted mineralized zones.  A series of seven zones and two splays have been identified.  Of these the bulk of the mineralization occurs within the North A Zone which has been historically exploited.  Mineralization and setting of these zones is similar.

The North A Zone outcrops approximately 200 metres north of the Bell Creek headframe and consists of a marker quartz vein that varies from 0.1 metres to 2 metres in width with an associated alteration halo.  Adjacent to the quartz marker vein is a grey to buff coloured altered zone which contains 5% to 15% pyrite and pyrrhotite, with accessory chalcopyrite and arsenopyrite.  Up to 30% of the gold in the North A Zone occurs within the alteration halo, in discrete sulphide zones and in vein-brecciated wall rock zones that extend up to five metres from the margin of the core vein (Kent, 1990).

The Mineralized domains used to estimate resources have been modeled on vertical north-south sections on 25 metre centres, with consideration for structural setting and lithology.  Section spacing was reduced in areas of greater drill density.  Underground development was used as an aid in the interpretation and design of the mineralized zones.

The sectional interpretations were used to create three-dimensional (3D) solids or wireframes representing the mineralized zones that are used for estimation of tonnes and grade.  A total of nine mineralized domain solids were created.

The Mineral Resource estimate for the Bell Creek Mine is based on diamond drill assays composited to 1.0 metre length.  Only intersections within each solid were used to estimate grades.  A total of 625 drill holes were used in the estimate including 131 historic surface and underground holes, and 494 surface and underground drill holes completed by LSG.  Development chip or muck sample assay data was not used in the estimate.

The resource totals 4.68 Mt grading 4.72 grams per tonne (g/t) Au amounting to 710,300 ounces of gold in the Measured and Indicated category and 6.08 Mt grading 4.62 g/t Au amounting to 903,700 ounces of gold in the Inferred category.  The Resource was estimated using the Inverse Distance to the power two (ID2) interpolation method with all gold assays capped to 44 gpt for the North A including the Hanging and Footwall splay veins and 34 gpt for all other domains.  An assumed long-term gold price of US$1,200 per ounce and 0.93 $US/$CDN exchange rate were used.  The base case estimate assumes a cut-off grade of 2.2 g/t Au with no allowance for dilution.  The total estimated resources for Bell Creek Mine are summarized in Table 0.1

TABLE 0.1:         TOTAL ESTIMATED RESOURCES

Category	Tonnes	Grade (g/t Au) (capped)	Ounces Au (capped)
Measured	268,000	4.34	37,400
Indicated	4,417,000	4.74	672,900
Subtotal Measured and Indicated	4,685,000	4.72	710,300
Inferred	6,080,000	4.62	903,700

Notes:

(1)         CIM definitions were followed for classification of Mineral Resources.

(2)         Mineral Resources are estimated at a cut-off grade of 2.2 g/t Au.

(3)         Mineral Resources are estimated using an average long-term gold price of US$1,200 per ounce and a 0.93 $US/$CDN exchange rate.

(4)         A minimum mining width of two metres was used.

(5)         Capped gold grades are used in estimating the Mineral Resource average grade.

(6)         Sums may not add due to rounding.

(7)         Mr. Ralph Koch, B.Sc. P. Geo., is the Qualified Persons for this resource estimate.

A sensitivity analysis was carried out to examine the impact on the tonnage, grade, and contained ounces by increasing the cut-off grade.  The results are presented graphically in Figure 0.1.  It should be noted that this is only a graphical presentation of potential opportunities to optimize the resource.

FIGURE 0.1:       CUT-OFF GRADE SENSITIVITY

Recommendations consist primarily of diamond drilling to increase sufficient resource conversion from inferred to indicated in order to complete a robust mining plan.  The bulk of this drilling would be completed from the 600L diamond drill drift and would comprise 60 drill holes totaling 30,000 metres at an all-in cost of $3.5 million.  This drill coverage would be sufficient to bring the drill hole spacing to 25 metre centres to a depth of 940 metres.

An additional 16 deep drill holes are recommended to be completed from a single cut-out set 150 metres back from the 600L drill drift (cut-out is complete).  The objective of the deep holes will be to bring drill hole spacing to 50 metre centres within the 30 metre thick mineralization occurring at a depth of 1,100 metres.  The deep drilling would total 12,000 metres at an all-in cost of $1.5 million.

The remainder of the recommended diamond drilling consists of short “bazooka” drill holes to check for splay veins and would total 4,200 metres at an all-in cost of $302,000.

Cost of additional production reconciliation recommended to improve resource estimates is $20,000 and cost of data compilation to define exploration targets west of the diabase dike is $10,000.

All recommended work should be completed in 2013 except for the 600L drilling which may carry over to Q2 2014.  The total cost of all recommended work is $ 5.33 million.

The subset of the total Bell Creek Mine resource pool considered in the prefeasibility study includes the indicated resource material located between the 300L and 775L.  The estimated in-situ indicated resource between 300L and 775L (from the November 2012 Block Model) is summarized in Table 0.2.

TABLE 0.2:         ESTIMATED INDICATED RESOURCE (300L TO 775L)

Deposit	Tonnes	Grade (g/t)	Ounces
Bell Creek Mine (300L to 775L)	1,383,874	4.8	214,128

A mine design was completed on this indicated resource to estimate the probable reserves.  Mining shapes (stope wireframes) were designed for all resources included in the mining plan and the in-situ resource within the stope wireframes (including any low grade or barren material) was extracted from block model data.  External dilution was estimated for each stope based on stope geometry and a 90% mining recovery factor was applied to account for unplanned losses.  Any diluted stopes above 3.0 g/t were included in the mining plan, while stopes below 3.0 g/t were excluded from the plan (and therefore not included in the reserves).

The conversion from indicated resource to estimated probable reserves for the Bell Creek Mine are summarized in Table 0.3.

TABLE 0.3:         BELL CREEK MINE ESTIMATED RESERVES

Item	Tonnes	Grade (g/t Au)	Ounces
In-situ Indicated Resource above 3.0 g/t (300L to 775L)	1,383,874	4.8 g/t	214,128
In-situ Resource outside of Stope Wireframes*	-278,961	4.7 g/t	-42,561
In-situ Resource in Stope Wireframe above 3 g/t not mined**	-159,516	3.5 g/t	-17,683
Total Dilution Mined	213,630	0.2 g/t	1,324
Left in permanent Sill and Rib Pillars	-90,534	4.3 g/t	-11,845
Mining Recovery Factor	-79,583	4.1 g/t	-10,963
Stopes not mined at the end of the mine life***	-28,858	3.3 g/t	-3,082
Total Reserves Mined to Surface	960,052	4.2 g/t	129,318

*These are Block Model “blocks” above 3 g/t that are randomly dispersed throughout the resource away from the mining areas and did not get included in Stope Wireframes.

**These are Block Model “blocks” above 3 g/t that are included in stope wireframes, but the stopes (once diluted) are below 3 g/t and will not be mined.

***These stopes are near the ramp and can only be mined at the end of the mine life and at low production rates.  At this late stage of mining, the stopes do not support the operating costs.

The resource conversion to reserve is shown graphically in Figure 0.2.

FIGURE 0.2:       RESOURCE TO RESERVE CONVERSION

A detailed development schedule, production profile, and mine design was completed to estimate the capital and operating costs required to access, develop, and extract the reserves.

Key outcomes of the study show the reserves support a nominal five year mining plan (from Q1 2013 to Q1 2018) at an average production rate of 485 tonnes per day.  The reserves will be extracted at an average operating cost of $138 per tonne ($1,080 per ounce sold) and a total sustaining capital cost of $32 million.  The estimated net present value (NPV) discounted at 8% interest will be $28.9 million.  Sensitivities indicate the cash flow will be most sensitive to gold price and ore grade and least sensitive to the sustaining capital cost.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The authorized capital of Lake Shore Gold consists of an unlimited number of common shares of which 416,620,224 are issued and outstanding as of the date of this AIF.

The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation.  The common shares have no pre-emptive, redemption, purchase or conversion rights.  There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Corporation.  The Canada Business Corporations Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

In addition to the common shares, the Corporation has issued publicly tradable convertible debentures (the “Debentures”). The Debentures were issued under a trust indenture (the “Indenture”). The aggregate principal amount of the Debentures initially authorized for issue comprised $103,500,000.  The Corporation may, from time to time, without the consent of holders of Debentures, issue additional Debentures of the same series or of a different series under the Indenture.  The Maturity Date for the Debentures is September 30, 2017.

The Debentures bear interest at 6.25% per annum, payable semi-annually in arrears on March 31 and September 30 in each year.  The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Corporation and subject to applicable regulatory approval, by payment of common shares. The interest on the Debentures will be payable in lawful money of Canada.

The Debentures will be direct obligations of the Corporation and will not be secured by any mortgage, pledge, hypothec or other charge.

Holders may convert their Debentures into common shares at any time prior to 5:00 p.m. (Toronto time) on the earlier of (i) the business day immediately preceding the Maturity Date and (ii) the business day immediately preceding the date specified by the Corporation for redemption of the Debentures, at a conversion price of $1.40 per common share, being a conversion rate of approximately 714.2857 common shares per $1,000 principal amount of Debentures, subject to adjustment in certain events as described in the Indenture.

On and after September 30, 2015 and prior to the Maturity Date, the Debentures may be redeemed in whole at any time or in part from time to time, at the option of the Corporation on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption, provided that the current market price of the common shares on the date on which the notice of redemption is given is not less than 130% of the conversion price.

On redemption or at maturity, the Corporation will be obligated to repay the indebtedness represented by the Debentures by paying to the debenture trustee in lawful money of Canada an amount equal to the aggregate principal amount of the outstanding Debentures which are to be redeemed or which have matured, together with accrued and unpaid interest thereon. Subject to regulatory approvals and provided that no default or event of default has occurred and is continuing under the Indenture, the Corporation may, at its option, on not more than 60 and not less than 40 days’ prior notice, elect to satisfy its obligation to repay the principal amount of the Debentures which are to be redeemed or the principal amount of the Debentures which are due on the Maturity Date, as the case may be, in whole or in part, by issuing common shares that are freely tradable in Canada to such holders of the Debentures. Any accrued and unpaid interest thereon will be obligated to be paid in cash. The number of Common Shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Debentures which are to be redeemed or which have matured, as the case may be, by 95% of the current market price. No fractional Common Shares will be issued on redemption or maturity but in lieu thereof the Corporation will be obligated to satisfy fractional interests by a cash payment equal to the proportionate current market price of such fractional interests.

Dividend Policy

It is not anticipated that the Corporation will pay any dividends on its common shares in the near future. The actual timing, payment and amount of any dividends will be determined by the Corporation’s board of directors from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the board of directors may consider relevant. As of the date of this short form prospectus, the Corporation has not paid any dividends on the common shares.  While the credit facilities remain outstanding, Lake Shore Gold would require the consent of its secured lenders prior to declaring a dividend or making any distribution to shareholders.

MARKET FOR SECURITIES

Trading Price and Volume

The following table sets out the high and low market prices and the volume traded of the common shares on the Toronto Stock Exchange for the most recently completed financial year and the period up to the date of this AIF:

	HIGH $	LOW $	VOLUME
January 2012	1.64	1.26	55,761,873
February 2012	1.73	1.33	60,884,596
March 2012	1.61	1.02	92,167,940
April 2012	1.18	0.74	107,915,192
May 2012	1.07	0.79	29,831,224
June 2012	1.17	0.83	33,592,944
July 2012	1.10	0.90	24,295,450
August 2012	1.16	0.89	29,980,770
September 2012	1.06	0.92	33,868,038
October 2012	1.03	0.78	43,413,117
November 2012	0.92	0.69	27,916,063
December 2012	0.82	0.63	53,845,423
January 2013	0.92	0.73	25,207,115
February 2013	0.87	0.56	12,847,176
March 2013 (up to March 22)	0.70	0.55	16,541,766

The following table sets out the high and low market prices (per $100 of principal amount) and the volume traded (based on $100 principal amount) of the Debentures on the Toronto Stock Exchange for the most recently completed financial year and the period up to the date of this AIF (the Debentures were listed and began trading in September 2012):

	HIGH $	LOW $	VOLUME
September 2012	102.50	100.75	196,530
October 2012	102.50	95.25	88,490
November 2012	98.99	89.50	31,820
December 2012	95.28	87.00	23,900
January 2013	98.75	91.50	51,700
February 2013	97.25	82.75	30,700
March 2013 (up to March 22)	87.50	79.00	61,680

DIRECTORS AND OFFICERS

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Corporation and the period of service as such.  Each director’s term of office expires at the next annual general meeting of shareholders.

Name, Occupation and Security Holding

Non-Executive Directors

ALAN C. MOON Alberta, Canada Age: 67

Alan C. Moon is an independent businessman, corporate director and consultant since 1997. Prior thereto Mr. Moon held a number of executive positions with TransAlta Corporation which he joined in 1985.  From 1994 to 1997 he was President and COO of TransAlta Energy Corporation.  Mr. Moon has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director, Chair of the Board (Independent)

Director since:	2005

Committees:	Audit Committee Corporate Governance & Nominating Committee

Securities held:	238,700 common shares 86,711 Deferred Share Units 213,000 options to acquire common shares

Principal Occupation:	President of Crescent Enterprises Inc.; Corporate Director

Sits on other boards:	• Northern Superior Resources Inc. • AvenEx Energy Corp.

ARNOLD KLASSEN British Columbia, Canada Age: 61

Arnold Klassen is a Chartered Accountant and Certified Public Accountant and has over 30 years’ of experience in accounting, audit and tax, with over 25 years of experience in the Mining Industry.  Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and prior to that was the Vice President of Finance for Dynatec Corporation from 1988 to 2007. Dynatec Corporation was a publicly traded TSX listed company from 1997 to 2007.  Mr. Klassen holds a degree in Commerce from the University of British Columbia and spent seven years with KPMG prior to becoming Vice President of Finance with the Tonto Group of Companies from 1984 to 1998.  . Mr. Klassen has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director (Independent)

Director since:	2008

Committees:	Audit Committee (Chair) Corporate Governance & Nominating Committee

Securities held:	50,000 common shares 86,711 Deferred Share Units 263,000 options to acquire common shares

Principal Occupation:	President of AKMJK Consulting Ltd.

Sits on other boards:	• Northern Superior Resources Inc. • Zincore Metals Inc.

PETER CROSSGROVE Ontario, Canada Age: 76

Mr. Crossgrove is a member of the Order of Ontario and the Order of Canada and a recipient of the Queen’s Jubilee Medal. Mr. Crossgrove has a B.Comm from Concordia University, an M.B.A from the University of Western Ontario, and was a Sloan Fellow in The Doctoral Program at Harvard University. Mr. Crossgrove was the former Chairman and a founder of Masonite International.  Prior to 1993 he was Vice Chairman and acting CEO of Placer Dome Inc.  Mr. Crossgrove is currently Executive Chairman of Excellon Resources, a company that produces silver, lead and zinc in Mexico. His charitable service includes sitting as past chairman of the Toronto Western Hospital, The Toronto Hospital, The Princess Margaret Hospital, The Canadian Association of Provincial Cancer Agencies, the Founding Chair and Chair Emeritus of Cancer Care Ontario, and he served as treasurer for Care International based in Brussels. For the past six years he has represented the Province of Ontario on the board of the Canadian Partnership Against Cancer.

Position with Corporation:	Director (Independent)

Director since:	2009

Committees:	Corporate Governance & Nominating Committee (Chair) Compensation Committee

Securities held:	195,353 common shares 183,989 Deferred Share Units 240,500 options to acquire common shares

Principal Occupation:	Corporate Director

Sits on other boards:	• Excellon Resources Inc. • Dundee REIT • Detour Gold Corporation • Pelangio Exploration Inc.

JONATHAN GILL Ontario, Canada Age: 68

Mr. Gill is a Professional Engineer who brings more than 45 years of mining experience to the board of Lake Shore Gold, much of it working in senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia. Since retiring in 2003, Mr. Gill has worked on a number of project assignments for Inco, both in Canada and at the Goro project in New Caledonia; as well as for other companies involving reviews of such projects as FNX Mining Company´s Sudbury operations, the Ambatovy nickel project in Madagascar and the Onca Puma project in Brazil. Mr. Gill is a member of the Association of Professional Engineers of Ontario and is a former Employer Chair of Ontario´s Mining Legislative Review Committee.  Mr. Gill has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director (Independent)

Director since:	2008

Committees:	Compensation Committee (Chair) Health, Safety, Environment & Community Committee (Chair)

Securities held:	47,138 common shares 146,618 Deferred Share Units 173,000 options to acquire common shares

Principal Occupation:	Independent Consultant

Sits on other boards:	n/a

FRANK HALLAM British Columbia, Canada Age: 53

Mr. Hallam has extensive operating and corporate finance experience at the senior management level with several publicly listed resource companies. Mr. Hallam was the key architect of the Western Bushveld Joint Venture between Platinum Group Metals Ltd. and Anglo Platinum Ltd.  He was also the original founder of New Millennium Metals Corporation, a predecessor to Platinum Group Metals Ltd.  Mr. Hallam was a co-founder of MAG Silver Corp. and served as CFO of MAG from 2003 to 2010 and since 2010 serves as a director. From 1994 until 2002 he was a director and CFO of Tan Range Exploration Corporation, focused on gold exploration and development throughout East Africa working with groups such as JCI Limited, Barrick Gold Corporation and Newmont Mining Corporation.  He was a co-founder of West Timmins Mining Inc. and served as CFO from September 13, 2006 to August 7, 2008 and a director from September 13, 2006 until November 6, 2009.  Mr. Hallam also has extensive experience in oil & gas exploration and development.  He was previously an auditor with Coopers and Lybrand, specialized in their Mining Practice.  He is a chartered accountant and has a degree in business administration from Simon Fraser University.

Position with Corporation:	Director (Independent)

Director since:	2009

Committees:	Audit Committee Health, Safety, Environment & Community Committee

Securities held:	499,927 common shares 86,711 Deferred Share Units 313,500 options to acquire common shares

Principal Occupation:	Chief Financial Officer of Platinum Group Metals Ltd.

Sits on other boards:	• Platinum Group Metals Ltd. • MAG Silver Corp. • West Kirkland Mining Inc. • Nextraction Energy Corp.

Officers

ANTHONY P. MAKUCH Ontario, Canada

President and CEO of the Corporation since March 2008.

Mr. Makuch is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. He has been a frequent recipient of mine safety performance awards.  He holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen’s University, and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business.

Position with Corporation:	President & Chief Executive Officer, Director

Director since:	2007

Committees:	n/a

Securities held:	300,000 common shares 908,750 Performance Share Units 4,780,000 options to acquire common shares

Principal Occupation:	President & Chief Executive Officer of the Corporation

DAN GAGNON Ontario, Canada

Senior Vice President of Operations for the Corporation since 2012; Vice President of Operations from 2011 to 2012; Various roles with Vale from 2008 to 2011, most recently as Mine Manager from 2009 to 2011; Mine General Manager with Goldcorp from 2006 to 2008.

Dan Gagnon joined Lake Shore Gold in June 2011. He is a Professional Geoscientist with approximately 25 years experience. Mr. Gagnon joined Lake Shore Gold from Vale Sudbury, where he held a number of positions, most recently Mine Manager for the Copper Cliff Mine. While at Vale Sudbury, Mr. Gagnon’s responsibilities included merging two operations into one and developing strategic and tactical plans to merge the maintenance function of five mining operations and a mill. Prior to joining Vale Sudbury, he was a Mine General Manager at Goldcorp Inc.’s Red Lake Gold Mines where he successfully integrated two operations and the Company’s contractor workforce. Mr. Gagnon also worked for Placer Dome as General Manager of the Timmins and Musselwhite operations.

Position with Corporation:	Senior Vice President, Operations

Securities held:	no common shares 226,875 Performance Share Units 1,056,000 options to acquire common shares

ERIC KALLIO Ontario, Canada

Vice President of Exploration for the Corporation since 2008; Geological Consultant from 2004 to 2008 for various companies including Detour Gold Corp, Centerra Gold Corp, Pelangio Mines, Goldeye Exploration, Ursa Major Minerals, Patricia Mining Corp, Silvermet Resources, Strike Minerals, Baffinland Iron Mines, Verena Minerals Corp. He has also held positions with Kinross Gold Corp as Exploration Manger for Eastern Canada and with Placer Dome as Chief Geologist for the Dome Mine.

Eric Kallio is a Professional Geologist with close to thirty years of experience working on exploration and underground and open pit mine planning, scoping and feasibility studies in Canada and abroad.

Position with Corporation:	Vice President, Exploration

Securities held:	no common shares 206,625 Performance Share Units 1,296,000 options to acquire common shares

MERUSHE VERLI Ontario, Canada

Vice President, Finance since 2008. Corporate Controller of the Corporation from 2007 to 2012; from 1997 to 2007 held various positions with KPMG LLP, the last of which was Senior Manager.

Ms. Verli is a Chartered Accountant with more than a decade of experience in public practice with KPMG. In addition to her accounting experience, Ms. Verli also holds a Bachelors of Economy, a Bachelors of Geology and a PhD in Economic Sciences.

Position with Corporation:	Vice President, Finance

Securities held:	no common shares 72,060 Performance Share Units 421,700 options to acquire common shares

MARK UTTING Ontario, Canada

Vice President, Investor Relations since 2008; Director, Investor Relations of Extendicare REIT from September 2007 to March 2008; Director, Investor Relations of Sherritt International Corp. from June 2007 to September 2007; Director, Investor Relations of Dynatec Corporation from February 2003 to June 2007.

Mark Utting is a Chartered Financial Analyst with 20 years of investor relations and corporate communications experience, mainly in the mining and financial services industries.

Position with Corporation:	Vice President, Investor Relations

Securities held:	8,100 common shares 77,920 Performance Share Units 645,000 options to acquire common shares

ALASDAIR FEDERICO Ontario, Canada

General Counsel and Corporate Secretary of the Corporation since 2008.

Mr. Federico is a business lawyer with experience advising on all aspects of corporate and securities law, commercial matters, governance and compliance.  Mr. Federico holds a Bachelor of Commerce from the Rotman School of Management at the University of Toronto and a Bachelor of Laws from the University of Western Ontario.

Position with Corporation:	Vice-President, General Counsel and Corporate Secretary

Securities held:	no common shares 87,500 Performance Share Units 705,000 options to acquire common shares

CHRISTINA OUELLETTE Ontario, Canada

Vice President of Human Resources for the Corporation since November 2009; Director of Human Resources for the Corporation from October 2008 to November 2009; Manager of Human Resources for FNX Mining Co. from 2006 to 2008; Manager of Human Resources for the Sudbury Operations of the Dynatec/FNX Joint Venture from 2004 to 2005; Manager of Human Resources for Domtar, Ontario Forestry Division, from 1998 to 2004.

Ms. Ouellette is a Certified Human Resource Professional with over twenty years of senior management experience. Ms. Ouellette has a strong background and considerable experience in labour relations, employee relations, recruitment, talent and succession planning, compensation planning, and providing strategic HR direction and guidance in support of business objectives.

Position with Corporation:	Vice President, Human Resources

Securities held:	6,880 common shares 84,420 Performance Share Units 523,000 options to acquire common shares

In total the directors and officers of Lake Shore Gold own, directly or indirectly, 1,346,098 common shares of the Corporation which is equal to approximately 0.3% of the issued and outstanding share capital as at March 22, 2013.

None of the Directors or Officers of the Corporation has been subject to any cease trade order, penalty or sanction, or has declared bankruptcy during the last 10 years, and none has been a director or officer of a company that has been subject to any cease trade order, penalty or sanction, or has declared bankruptcy during the last 10 years.

Conflicts of Interest

See “Interest of Management and Others in Material Transactions” and “Risk Factors - Conflicts”.

AUDIT COMMITTEE

Charter

The Charter of the Audit Committee is attached as Schedule A to this AIF.

Composition of the Audit Committee

The Audit Committee consists of three independent directors:  Arnold Klassen (Chair), Alan Moon and Frank Hallam, all of whom are financially literate.

Relevant Education and Experience of Audit Committee

Arnold Klassen (Chair of the Audit Committee) is a Chartered Accountant with more than 30 years of accounting and finance experience, of which over 25 years has been in the mining industry.  He was employed by Dynatec for 20 years, and from 1994 to 2007, prior to his retirement, he held the position of VP, Finance.  From 1977 to 1984 Mr. Klassen was employed by KPMG where he earned his CA designation in 1979.  He has the financial and accounting expertise to understand and evaluate financial statements, the accounting principles applied to natural resource companies’ financial statements and the internal controls required to report accurately the Corporation’s financial position.

Mr. Hallam has extensive operating and corporate finance experience at the senior management level, having served as CFO with several publicly listed resource companies since 1994.  He was previously an auditor with Coopers and Lybrand, in their Mining Practice.  He is a chartered accountant and has a degree in business administration.  He has the financial and accounting expertise to understand and evaluate financial statements, the accounting principles applied to natural resource companies’ financial statements and the internal controls required to report accurately the Corporation’s financial position.

Alan C. Moon is a former senior executive with significant business experience, both internationally and domestically, with resource-based companies. Mr. Moon is a professional engineer with an MBA, and serves on the board of directors of a number of other public and private companies. He has the business expertise to understand and evaluate financial statements and the accounting principles applied to natural resource companies’ financial statements.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, the Board of Directors has adopted all recommendations of the Audit Committee regarding nomination or compensation of the external auditors.

Pre-Approval Policies and Procedures

The Audit Committee has established a policy of pre-approving all non-audit services to be performed for the Corporation by its external auditors, subject to a review of the compatibility of the non-audit engagement with the external auditors’ independence. The Committee may not engage the external auditors to perform those specific non-audit services proscribed by law or regulation. The Committee may delegate authority to one or more members with respect to the authority to grant pre-approvals of permitted non-audit services, to the extent permitted by applicable law.

Service Fees Paid to External Auditors

	2012	2011
a) Audit Fees	$775,500	$764,278
b) Audit Related Fees	12,000	—
c) Tax Fees		17,900
d) All Other Fees	—	—
	$787,500	$782,178

Audit Fees in 2012 include work in relation to the offering of convertible securities in September 2012.

Audit Fees in 2011 include work in relation to the audit of the financial statements of the company under US GAAP associated with the listing of the Corporation’s common shares on the NYSE MKT.

Audit related fees incurred in 2012 were incurred in connection with an audit of the Corporation’s defined contribution pension plan.

Tax fees incurred in 2011 were related to the option agreement for the Corporation’s Mexican properties and for the DSU and PSU plans.

No other fees were incurred during the periods.

LEGAL PROCEEDINGS

The Corporation is named in several minor litigation matters related to the termination of employment, and in a matter in relation to alleged infractions of environmental compliance requirements.  None of these matters is currently considered to be material.  The Corporation is not aware of any other material legal proceedings, actual or contemplated, to which the Corporation is a party or of which any of its property is the subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The interest of management of the Corporation and others in material transactions and transactions involving remuneration for services, if any, is disclosed under the heading “Related Party Transactions” in the Corporation’s Management’s Discussion and Analysis, December 31, 2012.  See “Additional Information”.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the common shares in Canada is Computershare Investor Services Inc. at its principal offices in Toronto.

MATERIAL CONTRACTS

Lake Shore Gold entered into an agreement (the “Credit Agreement”) with Sprott Resource Lending Partnership (“Sprott”), as agent on behalf of a group of lenders, for a credit facility (the “Facility”) totaling up to $70 million. The Facility involves two components, a $35 million gold-linked note (the “Gold Note”) maturing on May 31, 2015, and a standby line of credit (the “Standby Line”) for an additional $35 million.  Repayment of the Gold Note will be through 29 monthly cash payments equal to the value of 947 ounces of gold on the second last business day of each month. The first payment was made on January 31, 2013, with the final payment to be made on May 31, 2015.  The Standby Line bears an interest rate of

9.75%, compounded monthly.  On December 31, 2013, the Company will pay a fee (the “Rollover” fee) representing 4% of the then outstanding principal amount to extend the drawdown period for an additional year. The Rollover fees can be paid in either cash or common shares at the option of the Corporation, subject to certain terms and conditions.

The Facility limits, among other things, the Corporation’s ability to permit the creation of certain liens, make investments, dispose of the Corporation’s material assets or, in certain circumstances, pay dividends.  In addition, the Facility limits the Corporation’s ability to incur additional indebtedness and requires the Corporation to maintain specified financial ratios and meet financial condition covenants. The Credit Agreement was filed on SEDAR on June 21, 2012. See also “Risk Factors - Limitations under Credit Facility” above.

The Corporation’s Debentures (see “DESCRIPTION OF CAPITAL STRUCTURE — General Description of Capital Structure” above) are governed by a Convertible Debenture Indenture between Lake Shore Gold and Computershare Trust Company of Canada, dated as of September 7, 2012, which was filed on SEDAR on September 14, 2012.

Except for the Credit Agreement and the Convertible Debenture Indenture, and contracts entered into in the ordinary course of business, the Corporation did not enter into any material contract during the most recently completed financial year, or before the most recently completed financial year, that is still material and still in effect.

INTERESTS OF EXPERTS

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to Lake Shore Gold’s mineral projects on a property material to Lake Shore Gold is based or has been extracted:

Brian Buss, P. Eng., Robert Kusins, P. Geo., David H.R. Powers, H.B.Sc., P.Geo., Ralph Koch, P. Geo., and Dean Crick, P. Geo., prepared a technical report in accordance with NI 43-101 entitled “Prefeasibility and Mineral Reserve Estimate for Timmins West Mine, Timmins, Ontario, Canada,”, dated May 14, 2012.

Dean Crick, P. Geo, Ralph Koch, P. Geo, and Natasha Vaz, P. Eng, prepared a technical report in accordance with NI 43-101 entitled “NI 43-101 Technical Report, Resource Estimate Update And, Prefeasibility Study And Mineral Reserve Estimate For Bell Creek Mine Hoyle Township Timmins, Ontario, Canada” dated March 28, 2013.

Each of the persons named above is a “qualified person” as defined in NI 43-101, and has been responsible for preparing the technical reports with respect to Lake Shore Gold referred to or incorporated by reference into in this AIF.

All of the qualified persons are or were employees of Lake Shore Gold and hold, or held at the time of authorship, options under Lake Shore Gold’s employee stock option plan.  To the best knowledge of Lake Shore Gold, none of the persons named above holds a material amount of securities of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold or held any such securities at the time they prepared the scientific or technical information or following the preparation, nor did they receive any direct or indirect interest in any securities of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold in connection with the preparation of such information.  As of the date hereof, securities held by Brian Buss, Robert Kusins, Ralph Koch, Dean Crick and Natasha Vaz represent less than 1% of the issued common shares of Lake Shore Gold.

None of the aforementioned persons has a direct or indirect interest in the Lake Shore Gold properties, or is currently expected to be elected, appointed or employed as a director, officer or employee of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold.

Deloitte LLP was reappointed as the auditor of Lake Shore Gold on May 10, 2012, and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information on the Corporation, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s information circular for its most recent annual meeting of shareholders that involved the election of directors which may be found on the Corporation’s website at www.lsgold.com or under the Corporation’s profile on SEDAR at www.sedar.com.

Additional financial information is included in the Corporation’s Management’s Discussion and Analysis, December 31, 2012, and the Corporation’s audited consolidated financial statements for the year ended December 31, 2012, all of which are filed on SEDAR.

GLOSSARY OF TERMS

The following technical terms may be used in this Annual Information Form, and may appear capitalized or in lower case, without any difference in meaning.

Aeromagnetic/Airborne Magnetic — Measurement of the earth’s magnetic field from an aircraft for the purpose of recording the magnetic characteristics of rocks.

Arsenopyrite — The most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver and gold.

Assay — An analysis to determine the presence, absence or quantity of one or more chemical components.

Au - gold

Ball mill — A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Basalt — An extrusive volcanic rock composed primarily of plagioclase, pyroxene and some olivine.

Base Metal - A metal, such as copper, lead, nickel, zinc or cobalt.

Belt — A series of mineral deposits occurring in close proximity to each other, often with a common origin.

Biotite — A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists; a detrital constituent of sedimentary rocks.

Breccia — Rock fragmented into angular components.

Carbonate — A rock composed principally of calcium carbonate (CaC03).

Carbon-in-leach — A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occur simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren ore pulp and processed to remove the precious metals and prepare it for reuse.

Carbon-in-pulp — A process step wherein granular activated particles much larger than the ground ore particles are introduced into the ore pulp after primary leaching in cyanide. Precious metals adsorption occurs onto the activated carbon from the pregnant cyanide solution.

Care and maintenance — The status of a mining operation when mining has been suspended but reclamation and closure of the property has not been commenced. The mill and associated equipment is being cared for and maintained until operations recommence.

Chalcopyrite — A copper mineral composed of copper, iron and sulphur. This mineral is very similar to marcasite in its characteristics; it tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and is lighter in weight and harder than gold.

Chert — A compact, glass-like siliceous rock composed of silica of various types (opaline or chalcedonic).

Circuit — A processing facility for removing valuable minerals from the ore so that it can be processed and sold.

Claim/Concession (Mineral/Mining) — The area that confers mineral exploration/exploitation rights to the registered holder under the laws of the governing jurisdiction.

Copper — A ductile, malleable base metal with a myriad of uses in construction (piping, wire) and electronics due to its high electrical and thermal conductivity and good resistance to corrosion.

Core — The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

Cyanidation — A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

Diamond Drilling/Drill Hole — A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

Dilution — The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

Dip — The angle at which a stratum is inclined from the horizontal.

Doré — Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.

Dyke — A tabular body of igneous rock cross cutting the host strata at a high angle.

Epithermal — A hydrothermal deposit formed close to surface at low temperature and pressure.

Fault — A fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

Feldspar — 1. Constituting 60% of the Earth’s crust, feldspar occurs in all rock types and decomposes to form much of the clay in soil, including kaolinite. 2. The mineral group albite, andesine, anorthite,  anorthoclase, banalsite, buddingtonite, bytownite, celsian, hyalophane, labradorite, microcline, oligoclase, orthoclase, paracelsian, plagioclase, reedmergnerite, sanidine, and slawsonite.

Felsic — Igneous rock composed principally of feldspars and quartz.

Fold — Any bending or wrinkling of rock strata.

Formation - A body of rock identified by lithological characteristics and stratigraphic position.

Gabbro — A fine to coarse grained, dark coloured crystalline igneous intrusive rock composed mainly of calcic plagioclase, clinopyroxene and sometimes olivine.

Galena — A lead mineral, which occurs with sphalerite in hydrothermal veins, also in sedimentary rocks as replacement deposits; an important source of lead and silver.

Geochemistry/Geochemical - Study of variation of chemical elements in rocks or soil.

Geology/Geological — Study of the Earth’s history and life, mainly as recorded in rocks.

Geophysics/Geophysical — Study of the earth by quantitative physical methods, either by surveys conducted on the ground, in the air (by fixed wing aircraft or helicopter) or in a borehole or drillhole.

Gold — A heavy, soft, ductile, malleable precious metal used in jewelry, dentistry, electronics and as an investment.

Grade — The amount of valuable metal in each tonne or ore, expressed as grams per tonne for precious metals.  Cut-off grade — is the minimum metal grade at which a tonne of rock can be processed on an economic basis. Recovered grade — is actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

Grams per tonne (g/t or gpt) — A unit of measurement commonly used to quantify the concentration of precious metals.

Gravity recovery circuit — Equipment used within a plant to recover gold from the ore using the difference in specific gravity between the gold and the host rock. Typically used are shaking tables, spirals, etc.

Hectare — A square of 100 metres on each side.

Igneous — A classification of rocks formed from the solidification from a molten state.

Intrusive/Intrusions - Said of an igneous rock that invades older rocks.

Leach — A method of extracting gold from ore by a chemical solution usually containing cyanide.

Lode — Vein of metal ore.

Mafic — An igneous rock composed chiefly of dark iron and manganese silicate minerals.

Magnetic Survey — A geophysical survey conducted on the earth’s surface that measures variations in the earth’s magnetic field caused by variations in rock type or geological structures.

Mapping — The art and science of recording geological observations on a map.

Metallurgical — The science and technology of extraction of metals from their ores and the refining of metals.

Metamorphism/Metamorphic — A process whereby the composition of rock is adjusted by heat and pressure/A class of rock affected by metamorphism.

Mill — A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

Mineralization — The concentration of metals and their chemical compounds within a body of rock.

Net smelter return — A type of royalty payment where the royalty owner receives a fixed percentage of the revenues of a property or operation.

Open pit — A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

Ore — Rock containing mineral(s) or metals that can be economically extracted to produce a profit.

Orogen/Orogeny — A belt of deformed rocks through folding and faulting, in many places accompanied by metamorphic and intrusive rocks that form mountains/the process of mountain building.

Outcrop — An exposure of bedrock at the surface.

Porphyry — A rock consisting of larger crystals embedded in a more compact finer grained groundmass.

Prospecting — The art and science of searching for mineral deposits.

Proterozoic — The youngest part of the Precambrian from 2450 - 570 million years ago.

Pyrite — A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.”

Pyroxene — A calcium/sodium ferromagnesium silicate.  One of the major rock forming minerals.

Quartz — A mineral composed of silicon dioxide.

Reclamation - The restoration of a site after mining or exploration activity is completed.

Recovery — A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

Sample — A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.

Schist — A foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

Sediment — Solid material that has settled down from a state of suspension in a liquid.  More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Sedimentary — Pertaining to or containing sediment or formed by its deposition.

Shear — A planar zone of deformed rock caused by the movement of the rock.

Shear zone — A geological term used to describe a geological area in which shearing has occurred on a large scale.

Sill — A tabular body of igneous rock conforming to the last strata.

Soil Sampling — Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Sphalerite — A zinc mineral which is composed of zinc and sulphur. It has a specific gravity of 3.9 to 4.1.

Stockpile — Broken ore heaped on surface, pending treatment or shipment.

Strike — Direction or trend of a geologic structure.

Structure/Structural - Pertaining to geological structure, i.e. folds, faults, etc.

Sulphide/Sulphidation - A group of minerals in which one or more metals are found in combination with sulfur/rock that has been sulphidized.

Tailings — The material that remains after all metals considered economic have been removed from ore during milling.

Ultramafic — A dark coloured igneous rock containing less than 45% silica and characterized by mafic minerals, such as olivine, amphibole and pyroxene.

Vein — A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz /a small vein or cluster of veins.

Volcanic — Descriptive of rocks originating from volcanic activity.

Schedule A

LAKE SHORE GOLD CORP.

(the “Company”)

CHARTER OF THE AUDIT COMMITTEE

PURPOSE

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management, and the Company’s internal and external audit process, and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board.  In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The responsibilities of a member of the Audit Committee are in addition to such member’s duties as a member of the Board.  Nothing in this Charter, however, is intended to or does confer on any member a higher standard of care or diligence than that which applies to the Directors as a whole.

The Audit Committee does not plan or perform audits, or warrant the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

PROCEDURAL MATTERS

The Audit Committee:

a.                                      meets at least four times per year, either by telephone conference or in person;

b.                                      invites the Company’s external auditors, the Chief Financial Officer, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

c.                                       reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Committee may deem appropriate;

d.                                      has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

e.                                       has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee  The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the external auditor for the purpose of rendering or issuing an audit report or performing other audit, review or attest services, for payment of compensation to any advisors employed by the Audit Committee and for ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties;

f.                                        has the right to communicate directly with the CFO and other members of management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

g.                                       pre-approves non-audit services to be performed by the external auditors in accordance with the Committee’s pre-approval policies and procedures, which pre-approval is subject to ratification by the Board.  The Audit Committee may delegate certain pre-approval functions for non-audit services to one or more independent members of its Committee if it first adopts specific policies and procedures respecting same and provided such decisions are presented to the full Audit Committee for approval at its next meeting.

RESPONSIBILITIES

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board.  For this purpose, the Audit Committee may consult with management.

The external auditors shall report directly to the Audit Committee.

The Audit Committee shall obtain and review a written statement prepared by the external auditor describing all relationships between the external auditor and its related entities and the Company and its related entities, consistent with the applicable independence rules as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded, and consider the impact that any relationships or services may have on the objectivity and independence of the external auditor.  The Audit Committee shall discuss with the external auditor any relationships disclosed in such written statement and the external auditors independence from the Company, generally.

Also, the Audit Committee:

a.                                      recommends to the Board:

i.                                          whether the current external auditors should be nominated for reappointment for the ensuing year and if the current external auditors are not to be reappointed, selects and recommends a suitable alternative for nomination; and

ii.                                       the amount of compensation payable to the external auditors;

b.                                      resolves disagreements, if any, between management and the external auditors regarding financial reporting;

c.                                       provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

d.                                      takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving non-audit related services provided by the external auditors to the Company or the Company’s subsidiaries, if any;

e.                                       confirms that the external auditors are a “participating audit firm” for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations;

f.                                        reviews and evaluates the performance of the external auditors; and

g.                                       reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles.  To accomplish this, the Audit Committee:

a.                                      considers the scope and general extent of the external auditors’ review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices;

b.                                      consults with management regarding the sufficiency of the Company’s internal system of audit and financial controls, internal audit procedures and results of such audits;

c.                                       ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

d.                                      reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

e.                                       reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

f.                                        reviews the appropriateness and disclosure of any off-balance sheet matters;

g.                                       reviews disclosure of related-party transactions;

h.                                      receives and reviews with the external auditors, the external auditors’ audit report and the audited financial statements;

i.                                          makes recommendations to the Board respecting approval of the audited financial statements;

j.                                         meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

k.                                      directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and

l.                                          meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

Interim Financial Statements

The Audit Committee:

a.                                      reviews on an annual basis the Company’s practice with respect to review of interim financial statements by the external auditors;

b.                                      conducts all such reviews and discussions with the external auditors and management as it deems appropriate;

c.                                       reviews the interim financial statements with the external auditors; and

d.                                      makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting.  The Audit Committee:

a.                                      reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.                                      reviews all of the Company’s public disclosure of financial information extracted from the Company’s financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company, and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

c.                                       reviews material financial risks with management, the plan that management has implemented to monitor and deal with such risks, and the success of management in following the plan;

d.                                      consults annually and otherwise as required with the Company’s CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e.                                       obtains such certifications of annual and interim filings by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f.                                        reviews management’s response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by management;

g.                                       reviews as required with management the annual financial statements, the quarterly financial statements, Management’s Discussion and Analysis, Annual Information Forms, future-oriented financial information or pro-forma information and other financial disclosure in continuous disclosure documents;

h.                                      reviews with management the Company’s compliance with applicable laws and regulations respecting financial reporting matters;

i.                                          reviews with management proposed regulatory changes and their impact on the Company; and

j.                                         reviews as required with management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company’s Annual Information Form, Information Circular and on the Company’s website.

COMPOSITION

The Audit Committee is composed of three Directors, all of whom are Directors who are not officers or employees of the Company or any of its subsidiaries.

In addition, members of the Audit Committee meet the prescribed independence, financial literacy and experience requirements and have relevant skills and/or experience in the Committee’s areas of responsibility as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded.

Appointment of Committee Members

Members of the Committee are appointed or confirmed by the Board annually and hold office at the pleasure of the Board.

Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.  The Board fills any vacancy if the membership of the Committee is less than the minimum number of Directors required for the Committee.

Committee Chair

The Board appoints a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Absence of Committee Chair

If the Chair of a Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting will be chosen by the Committee to preside at the meeting.

Secretary of Committee

At each meeting the Committee appoints a secretary who need not be a director of the Company.

Meetings

The Chair of the Committee or the Chair of the Board or any two of its members may call a meeting of the Committee.

Quorum

A majority of the members appointed to the Committee constitutes a quorum.

Notice of Meetings

The Chair of the Committee arranges to provide notice of the time and place of every meeting in writing (including by facsimile or email) to each member of a Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting.  Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.  The Chair also ensures that an agenda for the meeting and all required materials for review by the members of the Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Attendance of the Company’s Officers at Meetings

The Chair of the Committee or any two members of the Committee may invite one or more officers of the Company to attend any meeting of the Committee.

Delegation

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Committee determines its own procedures at meetings and may conduct meetings by telephone and will keep records of its proceedings.

COMPLAINTS

The Audit Committee has established procedures for:

a.                                      the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.                                      the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Complaints regarding accounting, internal accounting controls, or auditing matters may be submitted as outlined in the Company’s Whistle Blower Policy — Accounting, Internal Controls or Auditing Matters.  Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint is kept confidential.

Upon receipt of a complaint, the Chair conducts or designates a member of the Audit Committee to conduct an initial investigation.  The results of that initial investigation are brought before the Audit Committee for a determination of further investigation and action.

Records of complaints made and the resulting action or determination with respect to the complaint are documented and kept in the records of the Audit Committee for a period of three years.

The Audit Committee reviews the Whistle Blower Policy annually.

REPORTING AND ASSESSMENT

The Audit Committee reports to the Board of Directors.

The Audit Committee reviews its Charter and conducts an assessment of its performance, and the performance of the Committee Chair, on an annual basis.  The Committee reports to the Corporate Governance and Nominating Committee the results of such review and assessment, including any recommendations for change (the “Committee Annual Report”).

DATE OF MOST RECENT BOARD CONSIDERATION

This Charter was reviewed and approved by the Board in August 2012.